Dechert
LLP

1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

BRENDAN C. FOX

brendan.fox@dechert.com
+1 202 261 3381 Direct
+1 202 261 3164 Fax

40-33


RECEIVED
JAN 26 2011
OFFICE OF THE SECRETARY

January 25, 2011


SEC MAIL PROCESSING SECTION
RECEIVED
JAN 25 2011
WASH, D.C.
200

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: PIMCO Funds (the "Trust" or "Registrant")
(File Nos. 033-12113 and 811-05028)

Ladies and Gentlemen:

On behalf of the Trust, enclosed for filing pursuant to Section 33 of the Investment Company Act of 1940, as amended, are the following documents (each filed with the United States District Court for the Northern District of Illinois on January 21, 2011 with respect to Josef A. Kohen, Breakwater Trading LLC, and Richard Hershey v. Pacific Investment Management Company LLC, PIMCO Funds, and John Does 1-100 (Master File No. 05 CV 4681)):

- A stipulation and agreement of settlement (the "Settlement Agreement") entered into by the Registrant and certain other parties (and related exhibits A-E);
- A supplemental agreement entered into by the Registrant and certain other parties, intended to be incorporated into the Settlement Agreement;
- The plaintiffs' motion for an order establishing dates and procedures for final approval of the Settlement Agreement;
- The declaration of Christopher Lovell in support of a motion for preliminary approval of the Settlement Agreement; and
- The declaration of the Hon. Daniel H. Weinstein (Ret.) in support of plaintiffs' motion for an order preliminarily approving the Settlement Agreement.

No fee is required in connection with this filing. Should you have any questions regarding this filing, please contact the undersigned at 202.261.3381 or John Foley at 202.261.3468.

Please stamp the enclosed copy of this correspondence and return it to the courier as confirmation of your receipt.

Sincerely,

Brendan C. Fox


11000056

Attachments

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

JOSEF A. KOHEN, BREAKWATER TRADING LLC, and RICHARD HERSHEY,

Plaintiffs,

v.

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, PIMCO FUNDS, and John Does 1-100,

Defendants.

Master File No.
05 CV 4681

Judge Ronald A. Guzman

STIPULATION AND AGREEMENT OF SETTLEMENT

THIS STIPULATION AND AGREEMENT OF SETTLEMENT (the "**Settlement Agreement**") is made and entered into as of January 21, 2011, pursuant to Rule 23 of the Federal Rules of Civil Procedure. This Settlement Agreement is entered into on behalf of Plaintiffs and the Class (as defined in Section l(c) hereof), by and through plaintiffs' Lead Counsel (as defined in Section 1(l) hereof), and on behalf of Defendants Pacific Investment Management Company LLC ("PIMCO") and PIMCO Funds (collectively "Defendants"), by and through their counsel of record in this action.

WHEREAS, Plaintiffs (as defined in Section 1(r) hereof) have alleged that Defendants acted unlawfully by causing and aiding and abetting the causation of artificial prices in the June 2005 Ten Year U.S. Treasury Note futures contract ("June Contracts") between May 9 and June 30, 2005 ("Class Period") in violation of the Commodity Exchange Act ("CEA"), 7 U.S.C. §§ 1 *et seq.*;

WHEREAS, Defendants deny each and every one of Plaintiffs' allegations of unlawful conduct, and have moved for summary judgment pursuant to Rule 56;

WHEREAS, Defendants' Motion for Summary Judgment is pending, and Defendants disclaim any wrongdoing or liability whatsoever;

WHEREAS, Defendants moved the Court to hold a *Daubert* hearing and exclude certain testimony from Plaintiffs' experts, and the Judge Magistrate granted Defendants' motions in significant part, Plaintiffs objected, and these objections were pending as of the time of this Settlement;

WHEREAS, the Court certified the Class, defined as "All persons who purchased, between May 9, 2005 and June 30, 2005 ('Class Period'), inclusive, a June 10-year Treasury note futures contract ("June Contract") in order to liquidate a short position (the 'Class'). Excluded from the Class are defendants and any affiliated or associated party of defendants." *Kohen v. Pac. Inv. Mgmt. Co. LLC*, 244 F.R.D. 469, 475 (N.D. Ill. 2007) *aff'd,* 571 F.3d 672 (7th Cir. 2009), *cert. denied sub nom., Pacific Inv. Management Co. LLC v. Hershey,* 130 S.Ct. 1504 (2010);

WHEREAS, this Class certified by the Court is the Class that is settling herein;

WHEREAS, Class members were duly provided Notice of the Pendency (as defined in Section 1(f) hereof) of this class action and were provided reasonable opportunities to request exclusion during August – December 2009;

WHEREAS, extensive arm's-length, good faith settlement negotiations have taken place between Plaintiffs and Defendants, including in mediation with the Honorable Daniel Weinstein (Ret.), which produced this Settlement Agreement, which is subject to the final approval of the Court;

WHEREAS, Plaintiffs' Lead Counsel consider the settlement set forth herein to be fair, reasonable, adequate and in the best interests of Plaintiffs, and the members of the Class, and have determined that it is in the best interests of the Class to enter into this Settlement Agreement in order to avoid the uncertainties of this complex litigation and to assure a benefit to the Class;

WHEREAS, Defendants have concluded, despite their belief that they are not liable for the claims asserted, that they will enter into this Settlement Agreement to avoid the further expense, inconvenience and burden of this protracted litigation, the distraction and diversion of its personnel and resources, and the risks and expenses inherent in any complex litigation;

WHEREAS, the Honorable Daniel Weinstein (Ret.) is submitting a declaration in support of the fairness, reasonableness, and adequacy of the proposed settlement;

NOW THEREFORE, it is agreed by the undersigned, on behalf of Plaintiffs and the Class, and Defendants that the Action (as defined in Section l(a) hereof) and the Released Claims (as defined in Section l(o) hereof) be settled, compromised and dismissed on the merits and with prejudice as to Defendants, and without costs as to Plaintiffs or Defendants, on the following terms and conditions, all as subject to the approval of the Court;

1. Terms Used In This Settlement Agreement

The words and terms used in this Settlement Agreement which are expressly defined below shall have the meaning ascribed to them.

(a) "**Action**" shall mean *Hershey, et al., v. Pacific Investment Management Company LLC, et al.,* 1:05-cv-04681 (N.D. Ill.), and each and every individual action that has been consolidated therein.

(b) "**Any**" shall mean one or more.

(c) The "**Class**" means the Class previously certified by the Court: "all Persons (as defined in Section 1(n) hereof) who purchased, between May 9, 2005 and June 30, 2005, inclusive, a June 2005 10-year Treasury note futures contract in order to liquidate a short position. Excluded from the Class are defendants and any affiliated or associated party of defendants." However, the persons who timely requested exclusion from the Class in 2009 are not members of the Class.

(d) "**Class Counsel**" shall mean Lead Counsel as well as the law firms of Miller Law LLC, Cafferty Faucher LLP, Lowey Dannenberg Cohen & Hart P.C. and Louis F. Burke P.C.

(e) "**Class member**," or "**member of the Class**" shall mean a Person who falls within the definition of the Class as set forth in Section 1(c).

(f) "**Notice of Pendency**" shall mean the "Notice of Class Action and Right To Opt Out" dated August 20, 2009, which was earlier approved by the Court to provide to Class members notice of the pendency of this class action.

(g) "**Class Notice**" shall mean notice (substantially in the form of Exhibits C and D hereto) given to the Class pursuant to this Settlement Agreement in the manner and form approved by the Court and which is in compliance with Rule 23 of the Federal Rules of Civil Procedure. Proof of Claim shall mean the claim form substantially in form of that attached to Exhibit C hereto.

(h) "**Class Period**" shall mean the period May 9, 2005 and June 30, 2005, inclusive.

(i) "**Effective Date**" shall mean the date the Settlement becomes final as defined in Section 16 of this Settlement Agreement.

(j) "**Final Order and Judgment**" shall mean a final judgment and order of dismissal that is materially in the form of Exhibit B to this Settlement Agreement, including, without limitation, incorporating *in haec verba* the Release and Covenant Not to Sue contained in Section 9 of this Agreement and providing that, if Defendants at any time validly exercise their termination rights, then the dismissal with prejudice of Plaintiffs' claims shall be null and void and their claims shall be reinstated, along with all Defendants' rights to defend, and the parties are returned to the status quo ante.

(k) "**Escrow Agreement**" shall mean the agreement, substantially in the form of Exhibit E hereto governing the "Escrow Account," which has been established at JP Morgan Chase and the account number for which has been provided to Defendants.

(l) "**Lead Counsel**" shall mean Lovell Stewart Halebian Jacobson LLP.

(m) "**Defendants**" shall mean Pacific Investment Management Co. LLC ("PIMCO") and PIMCO Funds (collectively "Defendants").

(n) "**Person**" shall mean an individual, corporation, partnership, association, proprietorship, trust, governmental or quasi-governmental body or political subdivision or any agency or instrumentality thereof, or any other entity or organization.

(o) **"Mediator"** shall mean the Honorable Daniel Weinstein (Ret.).

(p) "**Released Claims**" shall mean those claims identified in Section 9 of this Settlement Agreement.

(q) "**Released Parties**" shall mean PIMCO, PIMCO Funds, the predecessors or successors of each, the present or former trustees of PIMCO Funds, and the present or former members, principals, officers, directors, employees, agents, assigns, attorneys, insurers, principals, officers, directors, employees, agents, representatives, advisors, parents, subsidiaries, affiliates, joint ventures, partnerships and associates (as defined in SEC Rule 12b-2 promulgated pursuant to the Securities Exchange Act of 1934) of each representative.

(r) "**Plaintiffs**" shall mean each Person named as a plaintiff in the Action who was not subsequently withdrawn as a plaintiff.

(s) "**Scheduling Order**" shall mean the order that schedules the final hearing and makes provisions for final notice.

(t) "**Initial Payment**" shall mean the first payment in the amount of $59,375,000, to be paid by PIMCO, by wire transfer into the Escrow Account, within ten days after the entry of the Scheduling Order is entered referenced in Section 3 hereof.

(u) "**Additional Payment**" shall mean a second payment in the amount of $59,375,000, to be paid by PIMCO, by wire transfer into the Escrow Account, at least seven days before the Final Approval Hearing referenced in Section 14 hereof.

(v) "**Settlement Fund**" shall mean the sum of the Initial Payment and the Additional Payment and all interest accrued thereon.

(w) "**Taxes**" shall mean any and all federal, state and local taxes payable on interest or other income attributable to the Settlement Amount.

(x) "**Net Settlement Fund**" shall mean the Settlement Fund minus the $200,000 referenced in Section 3(b), attorney's fees and all expenses, costs and taxes or other charges approved by the Court.

(y) "**Settlement**" shall mean the settlement reflected in this Settlement Agreement.

2. Class

This Settlement is made on behalf of the litigation Class previously certified by the Court without prejudice to any objections, arguments and/or defenses of any party with respect to the litigated Class in the event that this Settlement is not approved.

3. Initial Payment; Class Notice Expenses

(a) Class Counsel have represented that they will seek attorneys' fees of approximately $23,750,000, and costs and expenses in the amount of approximately $1,810,000, and that Plaintiffs will seek reimbursement of their own expenses and compensation for their time devoted to this litigation of approximately $325,000. Further, Class Counsel have estimated that settlement notice and administration expenses and fees are anticipated to be in a range of around $1,000,000. However, the parties recognize that the actual costs of Class notice, and the Settlement Administration expenses and fees (including any Class Counsel fees for Administration) may and probably will exceed or be less than $1,000,000, and may be substantially greater or less than this estimate.

(b) PIMCO has agreed to pay and shall pay by wire transfer into the Escrow Account the sum of $59,375,000 within ten days after the Scheduling Order is entered ("Initial Payment"). Subject to the terms of the Escrow Agreement, up to $200,000 of these monies may be disbursed to Lead Counsel from the Escrow Account and used for Class notice and administration expenses without further order of the Court.

4. Additional Payment; Attorneys' Fees, Costs and Expenses

(a) In addition to the Initial Payment, PIMCO shall pay, by wire transfer into the Escrow Account, at least seven days before the Final Approval Hearing, a payment in the amount of $59,375,000 ("Additional Payment"). The sum of the Initial Payment and the Additional Payment and all interest accrued thereon are referred to herein as the "Settlement Fund." The Settlement Fund is the total and exclusive amount that Defendants will pay under this Settlement Agreement for the benefit of the Released Claims (as defined in Section 9 herein), including without limitation funds to satisfy claims by any Class Member, attorneys' fees and costs, any Court-approved awards to the Plaintiffs, payment of any and all estimated taxes, taxes, tax preparation fees, and payment of any and all administrative and notice expenses associated with the Action or this Settlement. Defendants shall have no liability, obligation or responsibility with respect to the investment, disbursement, or other administration or oversight of the Settlement Fund.

(b) The Settlement Fund minus all fees, costs, expenses, taxes or charges of any nature, is referred to as the "Net Settlement Fund." Example: If the sum of the total fees, costs and expenses of every nature whatsoever is, in aggregate, $27,000,000, then this sum will be deducted from the Settlement Fund and the amount to be paid to Class Members shall be approximately $91,750,000 (plus interest in the Escrow Account net of any taxes).

5. All Fees, Expenses, and Incentive Awards Paid from Settlement Fund.

Defendants shall not be liable for any of the Plaintiffs' fees, costs or expenses of the litigation of the Action or of this Settlement, including but not limited to those (a) of any of Plaintiff's Counsel, experts, consultants, agents or representatives; (b) relating to any compensation or reimbursements made to the Class Representative(s) for their time devoted or expenses incurred; (c) relating to the provision of notice to the Class; or (d) incurred in or related to administering the settlement or distributing the Settlement Fund. After the Effective Date, all such fees, costs and expenses, and incentive awards as are approved by the Court may be paid out of the Settlement Fund in accordance with the Escrow Agreement.

6. All Claims Satisfied by Settlement Fund.

The Class and each member of the Class are limited solely to the Settlement Fund for the satisfaction of all Released Claims against all Defendants and Released Parties as provided herein. Except as provided by order of the Court pursuant to this Settlement Agreement, no Class Member shall have any interest in the Settlement Fund or any portion thereof.

7. Distribution of Settlement Fund Conditioned Upon Effective Date.

Except for the $200,000 as provided in Section 3(b) hereof, and any amounts awarded by the Court pursuant to Section 19(a) hereof, no distribution to any Class Member or disbursement of any kind may be made from the Settlement Fund absent Court order until after the Effective Date as defined in Section 16 herein.

8. Maintenance of Settlement Fund

(a) The Settlement Fund shall be maintained by Lead Counsel under supervision of the Court and, the extent specified herein or in Exhibits hereto, the Mediator, and shall be distributed solely at such times, in such manner and to such Persons as shall be directed by subsequent orders of the Court (except for the $200,000 in Section 3(b) hereof that may be expended for Class notice without further order of the Court) consistent with the terms of this Settlement Agreement. The parties intend that the Settlement Fund be treated as a "qualified settlement fund" within the meaning of Treasury Regulation § 1.468B. Lead Counsel shall ensure that the Settlement Fund at all times complies with Treasury Regulation § 1.468B in order to maintain its treatment as a qualified settlement fund. To this end, Lead Counsel shall ensure that the Settlement Fund is approved by the Court as a qualified settlement fund and that any escrow agent or other Administrator of the Settlement Fund complies with all requirements of Treasury Regulation § 1.468B-2.

(b) If PIMCO fails to pay all or any part of the Settlement Fund when due, then Lead Counsel, on ten (10) days' written notice to PIMCO's counsel, during which 10-day period PIMCO shall have the opportunity to cure the default without penalty, may withdraw from this

Settlement Agreement or elect to enforce it. PIMCO's obligation to pay may be enforced in the Action as provided by the Federal Rules of Civil Procedure. Neither Plaintiffs, the Class, nor Lead Counsel shall have any recourse regarding PIMCO's obligation to pay all or any part of the Settlement Fund against PIMCO Funds in the event of an uncured default by PIMCO.

9. Release and Covenant Not to Sue

(a) In addition to the effect of any final judgment entered in accordance with this Settlement Agreement, in the event that this Settlement Agreement is approved by the Court after the Settlement Hearing, Defendants and their past, present and future parents, subsidiaries, divisions, affiliates, stockholders, and each and any of their respective stockholders, members, officers, directors, insurers, general or limited partners, employees, agents, legal representatives (and the predecessors, heirs, attorneys and executors, administrators, successors and assigns of each of the foregoing) (individually and collectively, the "Released Parties") are and shall be released and forever discharged to the fullest extent permitted by law from and against any and all manner of claims, demands, actions, suits, causes of action, damages whenever incurred, liabilities of any nature and kind whatsoever, including without limitation costs, expenses, penalties and attorneys' fees, known or unknown, suspected or unsuspected, in law or equity, that each and every Class Member (including any of their past, present or future parents, subsidiaries, divisions, affiliates, stockholders, and each and any of their respective stockholders, officers, directors, insurers, general or limited partners, agents, attorneys, employees, legal representatives, trustees, associates, heirs, executors, administrators, purchasers, predecessors, successors and assigns, acting in their capacity as such), whether or not they object to the Settlement and whether or not they make a claim upon or participate in the Settlement Fund (the "Releasing Parties"), ever had, now has, or hereafter can, shall or may have, directly, representatively, derivatively or in any other capacity, arising in any way out of any losses or transactions in the June Contract or the underlying "cheapest-to-deliver" note for the June Contract (*i.e.*, the 10-year Treasury note due February 15, 2012) that is, the nucleus of operative facts alleged or at issue or underlying the action, whether or not asserted in the Action (the "Released Claims"). Each Class Member hereby covenants and agrees that he/she/it shall not sue or otherwise seek to establish or impose liability against any Released Party based, in whole or in part, on any of the Released Claims. The Final Order and Judgment shall expressly enjoin the Plaintiffs and Class Members from asserting any such claims against the Released Parties.

(b) In addition, each Releasing Party hereby expressly waives and releases any and all provisions, rights, and benefits conferred by § 1542 of the California Civil Code, which reads:

> **Section 1542. <u>General Release; extent</u>. A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor;**

or by any law of any state or territory of the United States or other jurisdiction, or principle of common law, which is similar, comparable or equivalent to § 1542 of the California Civil Code. Each Releasing Party may hereafter discover facts other than or different from those which he, she or it knows or believes to be true with respect to the claims which are the subject matter of this Section 9 but each Releasing Party, through this Settlement Agreement, and with the ability to seek independent advice of counsel, hereby expressly waives and fully, finally and forever settles and releases any known or unknown, suspected or unsuspected, contingent or non-contingent claim that would otherwise fall within the definition of Released Claims, whether or not concealed or hidden, without regard to the subsequent discovery or existence of such different or additional facts. The releases herein given by the Released Parties shall be and remain in effect as full and complete releases of the claims set forth in the Action, notwithstanding the later discovery or existence of any such additional or different facts relative hereto or the later discovery of any such additional or different claims that would fall within the scope of the release provided in Section 9 of this Settlement Agreement, as if such facts or claims had been known at the time of this release.

(c) Each Class Member must execute a release and covenant not to sue in conformity with this Section in order to receive his/her/its *pro rata* share of the Settlement Fund. Lead Counsel shall ensure that each claim form provided to Class Members contains a copy of the release and covenant not to sue set forth in this Section, which must be signed by each member of the Class or its authorized representative as a precondition to receiving any portion of the Settlement Fund.

10. Allowed Claims and Reversion

(a) Defendants shall be entitled to no reversion of the Settlement Fund except as set forth in this Section 10(a) and as set forth in Section 10(d) and (e) below. The first form of reversion shall be granted if the Net Settlement Fund exceeds the sum of the Allowed Claims (including Adjusted Allowed Claims), as defined in Sections 10(b) and 11(b) below. For purposes of this computation, the Net Settlement Fund shall be reduced to reflect any payment made from the Net Settlement Fund to Defendants based on the second form of revision (in respect of opt-outs) as provided in subsections (d)-(e) of this Section 10.

(b) The Allowed Claim of each Class Member shall be their alleged "Artificiality Paid" on their purchases of June Contracts during the Class Period minus their alleged "Artificiality Received" on their sales (if any) of June Contracts during the Class Period, plus 3.0% simple (*i.e.*, not compounded) interest per annum for the period from June 21, 2005, until one week before the date of distribution to Class members. For the avoidance of doubt, "sales" means either closing a long position or opening a short position and "purchases" means either closing a short position or opening a long position. For each Class member, their amount of alleged price artificiality will be based upon Plaintiffs' expert's intra-day alleged artificiality calculations unless this cannot be determined for a Class member in which case Plaintiffs' expert's daily volume-weighted average alleged artificiality calculations will be used. As a condition of receiving payment from the Settlement Fund, a Class Member must provide adequate documentation to ensure the integrity of its claim, and the requirements of such documentation will be determined by the Settlement Administrator provided that Defendants may object to this determination and to any particular proof of claim and such objections shall be resolved by the Mediator.

(c) Once the Settlement Administrator has completed review of the proofs of claim, the Settlement Administrator will provide Class Counsel and Defendants with (1) the total amount of Allowed and Adjusted Allowed Claims of Class Members, and (2) the differences between that amount and the estimated Net Settlement Fund calculated as set forth in subsection (a) of this Section 10. Defendant will have ten (10) days from receipt of the above described information from the Settlement Administrator to raise questions and request additional information from the Settlement Administrator, and within ten (10) days from the last of the Settlement Administrator's responses Defendants will have ten (10) days to raise any challenge to the Settlement Administrator's information or calculations. Any disputes will be submitted to the Mediator for binding resolution. If the total amount of Allowed Claims (including Adjusted Allowed Claims as defined in Section 11 (b)) of Class members is less than the Net Settlement Fund calculated as described in subsection (a) of this Section 10, then, absent objection by Plaintiffs, the Settlement Administrator shall disburse any reversion to Defendants at the same time as it disburses any funds to Class members; if there is an objection by Plaintiffs it shall be subject to binding resolution by the Mediator and upon such resolution the Settlement Administrator shall implement that reversion resolution at the same time that it disburses funds to Class Members.

(d) Second, the Notice of Pendency has already been sent and an opportunity to opt out of the Class has already been afforded to Class members. Therefore, the parties have not provided for another right of Class members to request exclusion from the Class in connection with the Settlement, as set forth in Section 13 of this Agreement. Further, Defendants will oppose any such new requests by any Class members to opt out of the Class, and Plaintiffs plan to oppose any such request. If the Court nevertheless allows any opt outs by Class members, then Defendants will be entitled to a reversion in an amount equal to what the person or persons (except for any person who executes a release as specified in Section 10(h) in favor of Defendants) permitted to opt-out would have received as their share of the Settlement provided that Defendants shall not be entitled to any reversion in respect of the first $18,750 of what would have been received from the Settlement based on the aggregate Allowed Claims (including Adjusted Allowed Claims as defined in Section 11) of any such Class members who are permitted to exclude themselves. Example: If, over the parties' objections, Class members are permitted to opt out who have total Allowed Claims (including Adjusted Allowed Claims) of $19,000 on which they would have been entitled to a payout from the Settlement Fund of $10,000 then Defendants shall not be entitled to any reversion. However, suppose that, on such $19,000 Allowed Claim, the Class members are who are allowed to opt out would have received $19,000. In that event, Defendants shall be entitled to a reversion of $250.

(e) To illustrate the operation of Section 10(a) and 10(d), the following provides an example:

(A) If the Net Settlement Fund is $91,750,000, and the amount that the Class members who have opted out would have received under the Settlement is $1,018,750 then Defendants shall receive $1,000,000 in reversionary payments under Section 10(d) above.

(B) If, in the foregoing example, it is also determined that the aggregate amount of Allowed Claims (including Adjusted Allowed Claims) by participating Class members is $90,000,000, then Defendants would be entitled to a further reversion, this one under Section 10(a) above, of $750,000, which represents the Net Settlement Fund ($91,750,000 in the example in (A) above) minus the amount of the reversion for opt-outs under Section 10(d) ($1,000,000 in the example in (A), which equals $90,750,000, minus the amount of Allowed Claims (including Adjusted Allowed Claims) by participating Class members, which is $90,000,000 in this example. $90,750,000 minus $90,000,000 equals $750,000.

(f) Once the Settlement Administrator has completed review of all of the data it has received, the Settlement Administrator will provide Class Counsel and Defendants with the total amount of Allowed and Adjusted Allowed Claims of any Class Member who is permitted to opt-out. Defendants will have ten (10) days from receipt of the above-described information from the Settlement Administrator to raise questions and request additional information from the Settlement Administrator, and within ten (10) days from the last of the Settlement Administrator's responses Defendants will have ten (10) days to raise any challenge to the Settlement Administrator's information or calculations. Any disputes will be submitted to the Mediator for binding resolution. Absent objection by the Plaintiffs, the Settlement Administrator shall disburse any such opt-out-based reversion to Defendants, subject to the limitations imposed by Section 10(a) above and pursuant to the procedures set forth in Section 10(c) above; if there is an objection it shall be subject to binding resolution by the Mediator and upon such resolution the Settlement Administrator shall implement that reversion resolution at the same time that it disburses funds to Class Members.

(g) The parties agree that any disputes relating to any of Defendants' reversion rights shall be determined by the Mediator whose determinations shall be binding with respect to such issues. The Plaintiffs and the Defendants shall have the same rights of access to work and calculations of the Settlement Administrator.

(h) To help effectuate the reasonable compromises reflected in this provision and in the related termination provision in Section 20, if despite the opportunity to opt out previously provided by the Notice of Pendency, any form or extent of second opt-out opportunity is permitted by the Court or on appeal, then the parties shall request that the Court require that that no opt out shall be effective unless the party permitted to opt out provides the Settlement Administrator and the parties, within thirty days of such order, with (i) substantially all the information requested in the Class Notice and identified in the Settlement Agreement, or (ii) a properly executed release and covenant not to sue by such Class member as set forth in Section 9 of this Agreement. The parties agree that the foregoing is an essential term, on which this Settlement Agreement depends and which it presupposes, because it is needed to effectuate other essential terms, specifically Defendants' right to reversion based on opt outs (Sections 10 (d) and (e)) and Defendants' right to terminate based on opt outs (Section 20(a)(ii) and Section 20(a)(iii)).

11. Plan of Allocation and Adjusted Allowed Claims

(a) For the distribution among Class members *inter se*, (i) if the sum of each and every claiming Class member's Adjusted Allowed Claim is less than or equal to the Net Settlement Fund, each Class member who executes the required release and covenant not to sue and submits adequate documentation, all as determined by the Settlement Administrator, shall be entitled to receive an amount computed by multiplying the sum of each and every claiming Class member's Adjusted Allowed Claim by a fraction (1) the numerator of which is the Class member's Adjusted Allowed Claim and (2) the denominator of which is the sum of each and every claiming Class member's Adjusted Allowed Claim; and (ii) if the sum of each and every claiming Class member's Adjusted Allowed Claim is greater than the Net Settlement Fund, each Class member who executes the required release and covenant not to sue and submits adequate documentation, all as determined by the Settlement Administrator, shall be entitled to receive an amount computed by multiplying the Net Settlement Fund by a fraction (1) the numerator of which is the Class member's Adjusted Allowed Claim and (2) the denominator of which is the sum of each and every claiming Class member's Adjusted Allowed Claim. For the avoidance of doubt, no claimant shall receive more than its Adjusted Allowed Claim.

(b) Each Class member's Adjusted Allowed Claim shall be the same as its Allowed Claim except that, if a Class member has more alleged Price Artificiality paid for liquidations of June Contracts in its transactions on May 24 and May 25, 2005 than Artificiality Received on the opening sales of such liquidated June Contracts (this difference is referred to as the "Enhancement Amount"), then, solely for purposes of computing such Class member's Allowed Claim, that Class member may be entitled to a Net Enhancement of its Allowed Claim as described below.

(c) The Net Enhancement Amount shall be the Enhancement Amount minus the Reduction (discussed in Section (d) below), multiplied by 0.15, all subject to the further potential reduction as set forth in subparagraph (e) below.

(d) If a Class member made on May 24 and May 25 sales of June Contracts, other than a new short position that was liquidated on May 24 or May 25, then the amount of Artificiality Received on such sales shall be the first component in the Reduction as set forth below. The amount of the Reduction shall be equal to (A) the amount of Artificiality Received on newly sold June Contracts on May 24 and May 25 that remained open after May 25 minus the Artificiality Paid when such sales of open June Contracts open after May 25 were liquidated plus (B) the amount of Artificiality Received from the June Contracts sold on May 24 and May 25 to liquidate long positions minus the Artificiality Paid (if any) to open such long positions in June Contracts. However, in no event shall the amount of the Reduction be less than zero or greater than the Enhancement Amount.

(e) The Net Enhancement Amount shall be subject to a further reduction in the event that the enhancement provision operates to reduce by more than 10% the amount that any Class member would have received but for the enhancement provision. In that event, the Class members entitled to receive a Net Enhancement Amount shall have their Net Enhancement Amount reduced on a proportionate basis in an amount sufficient to effectuate the foregoing sentence.

(f) The parties acknowledge that these payments relate to June 2005 10-year Treasury note futures contract transactions during the Class Period within the meaning of Section 1256 of the Internal Revenue Code of 1986, as currently modified, and are intended to qualify for tax treatment afforded to such contracts under 1256(a)(3).

(g) Defendants shall have no responsibility for the Plan of Allocation.

12. Motion for Preliminary Approval

(a) On January 21, 2011, Lead Counsel shall submit to the Court this Settlement Agreement and shall move the Court for preliminary approval of the Settlement Agreement.

(b) Lead Counsel shall request that the Court make a decision promptly on the motion for a Scheduling Order establishing the dates for the final approval hearing and other deadlines.

(c) The proposed form of the Scheduling Order shall be substantially in the form attached hereto as Exhibit A.

13. Opportunities to Be Heard

(a) The Parties agree that a full and fair opportunity to be heard regarding the Settlement shall be afforded to Class members and that the Court has previously afforded to Class members a full and fair opportunity to exclude themselves from the Class.

(b) If, despite the opportunity to opt out provided by the Notice of Pendency, any form or extent of second opt-out opportunity is permitted by the Court or on appeal to any Class member, then the parties shall request that the Court shall condition any such second opt-out opportunity on the requirement that, within 30 days of such order, any Class member or members seeking to opt out shall provide the Settlement Administrator and the parties with (i) such formal request for exclusion, which shall and must be accompanied by either (ii) substantially all the information requested in the Class Notice and identified in the Settlement Agreement, including the information in Items 5-6 of the Proof of Claim or (iii) a properly executed release and covenant not to sue by such Class member as set forth in Section 9 of this Agreement.

(c) The parties agree that Section 13(b) is an essential term, on which this Settlement Agreement depends and which it presupposes, because it is needed to effectuate other essential terms, specifically Defendants' right to reversion based on opt outs (Sections 10 (d) and (e)) and Defendants' right to terminate based on opt outs (Section 20).

(d) In no event shall a Class member be permitted to opt-out after the Court enters its Final Order and Judgment, unless that Final Order and Judgment is withdrawn, rescinded, reversed, vacated, or modified by the Court or on appeal, in which case Defendants may exercise their rights under Section 20(a)(ii) and Section 20(a)(iii), through the procedures set forth in Section 14(c), and the parties will be returned to the status quo ante.

14. Motion for Entry of Final Order and Judgment

(a) In connection with the hearing to be set by the Court on the motion for final approval of this Settlement Agreement, the parties hereto shall jointly seek entry of the Final Order and Judgment, substantially in the form attached as Exhibit B, which shall:

(i) finally approve this Settlement and Settlement Agreement as being a fair, reasonable and adequate settlement of the Class' claims under Rule 23 of the Federal Rules of Civil Procedure;

(ii) direct the parties to execute the terms of the Settlement Agreement, including, if appropriate, any termination rights;

(iii)direc t that the Action be dismissed with prejudice and without costs as against the Plaintiffs provided that, if Defendants exercise their termination rights, then Plaintiffs' claims shall be reinstated, along with all Defendants' rights to defend, and the parties are returned to the status quo ante;

(iv) provide that the judgment shall be null and void and Plaintiffs' claims reinstated along with all Defendants' rights to defend, and the parties are returned to the status quo ante, if at any time whatsoever (including after the expiration of any times for appeals), Defendants terminate this Settlement Agreement;

(v) incorporate *in haec verba* the Release and Covenant Not to Sue contained in Section 9 of this Agreement;

(vi) determine pursuant to Fed. R. Civ. P. 54(b) that there is no just reason for delay and directing that the judgment of dismissal shall be final and appealable;

(vii) otherwise reserve continuing and exclusive jurisdiction over the settlement and this Settlement Agreement, including the administration and consummation of this settlement, except to the extent the parties have committed issues to binding resolution by the Mediator, and also including one or more applications for the award of fees and reimbursement of expenses to Class counsel;

(b) In connection with the Motion for Final Approval, Lead Counsel will seek, by separate motion, an award of Class Counsel attorneys' fees and reimbursement of counsel's expenses. If this portion of the judgment or if the Plan of Allocation is not approved, in whole or in part, it will have no effect on the finality of the judgment.

(c) The Final Order and Judgment will also contain a provision ruling on the Plan of Allocation. However, the Court may modify the Plan of Allocation or reject it, and this will have no effect on the finality of approval of the Settlement Agreement.

(d) If, despite the opportunity to opt out provided by the Notice of Pendency, any form or extent of second opt-out opportunity is permitted by the Court or on appeal, then the parties' shall request (unless they mutually agree otherwise) that the Court shall not enter the Final Order and Judgment (or, as the case may be, re-enter a Final Order and Judgment following an appeal) until Defendants have notified the Court, which shall be within ten (10) days following completion of all of the procedures set forth in Section 10(f), as to whether Defendants will exercise any right they may have to terminate pursuant to Section 20(a)(ii) or Section 20(a)(iii).

15. Best Efforts to Effectuate This Settlement

(a) The parties hereto and their counsel agree to recommend approval of this Settlement Agreement by the Court and to undertake their best efforts, including all steps and efforts contemplated by this Settlement Agreement and any other steps and efforts that may reasonably be necessary or appropriate, to obtain Court approval of this settlement and to carry out the terms of this Settlement Agreement (*e.g.*, taking no action which would diminish the size of the Class), provided that this will not limit any express rights to withdraw from this Agreement that the parties have.

(b) The parties agree that the Court's authority includes, but is not limited to, monetary and/or injunctive relief and discretion to impose specific performance, sanctions or penalties including imposition of any sanction up to and including contempt of court, pursuant to 28 U.S.C. § 636(e), except to the extent that the parties have committed issues to binding resolution by the Mediator. The parties agree that the terms of this Settlement Agreement satisfy the requirements for injunctive relief and specific performance.

(c) Other than with respect to issues the parties have committed to binding resolution by the Mediator, in the event that any party to this Settlement Agreement finds it necessary to bring an action or proceeding against another party to this Settlement Agreement as a result of a breach or default hereunder or to enforce the terms and conditions hereof, including but not limited to the confidentiality provisions set forth in Section 18, the prevailing party in such action or proceedings shall be paid all its reasonable attorneys' fees and costs and necessary disbursements incurred in connection with such action.

16. Settlement Becomes Final; Effective Date

Unless terminated earlier as provided in Section 20, this Settlement shall become final on the first date upon which all of the following three conditions have been satisfied (the "Effective Date"):

(a) The Court has finally approved the settlement as set forth in this Settlement Agreement in all respects as required by Rule 23(e) of the Federal Rules of Civil Procedure, (for the avoidance of doubt, this required approval does not include the approval of the method of distribution);

(b) Entry has been made of the Final Order and Judgment substantially in the form of Exhibit B hereto, including, without limitation, the incorporation *haec verba* of the release and covenant not to sue contained in Section 9 hereof; and (i) no objections have been made or any objections that were made, have been withdrawn, and thirty days have passed from the date of entry of the Final Order and Judgment; or (ii) the time for appeal or the time to seek permission to appeal from the Court's entry of the Final Order and Judgment has expired with no notice of appeal having been filed with the Court; and

(c) if the Final Order and Judgment is appealed, then either (i) the Final Order and Judgment has been affirmed in its entirety by the reviewing court to which any appeal has been taken or petition for review has been presented and the time for further appeal or review of such affirmance has expired, or (ii) the withdrawal or dismissal with prejudice of all such appeals.

17. Administration of the Settlement Fund

Lead Counsel, or their authorized agents, acting on behalf of the Class, and subject to Court or, where specified herein, Mediator oversight and direction and in compliance with Treasury Regulation § 1.468B-2, shall administer the Settlement Fund under such terms and conditions as may be approved by the Court or, where specified herein, the Mediator. Subject to Court or, where specified herein, Mediator approval by written order and the terms and conditions of this Settlement Agreement, the Settlement Fund may be used:

(a) To pay all the costs and expenses reasonably and actually incurred in connection with providing notice, locating members of the Class, administering and distributing the Settlement Fund to members of the Class who make claims, processing proof of claim and release forms and paying escrow fees and costs, if any;

(b) To pay Taxes, as defined herein;

(c) To pay Class Counsel's attorney fees, expenses and costs thereon;

(d) To pay the Plaintiffs' requests for compensation and reimbursement for expenses;

(e) To pay other charges approved by the Court on the Settlement fund; and

(f) To distribute the balance of the Settlement Fund to members of the Class as directed by the Court, and, if required by Section 10 above, to the Defendants.

18. Confidentiality Protection

(a) All discovery materials provided by Defendants or any Released Party hereunder either before or after the date of this Settlement Agreement, shall be governed by all confidentiality and/or protective orders in force as of the date of this Settlement Agreement and by such additional confidentiality and/or protective orders as may be in effect on the date the discovery takes place.

(b) Within 60 days after the final termination of the Action, Plaintiffs, their counsel, and all experts or consultants who worked Plaintiffs or their counsel on this matter agree to return to Defendants all materials designated as confidential or restricted confidential and produced to Plaintiffs by Defendants, including all materials produced pursuant to Section 4, or anything derived from such materials that was not already filed (not under seal) with the Court in this action, and all copies of materials, kept in any format, or, in the alternative, to destroy all such confidential materials and anything derived from such materials (and all copies of such materials, kept in any format) and provide Defendants with written confirmation that all such confidential materials and all copies thereof have been destroyed.

(c) The contents of this Settlement Agreement may not be admitted into evidence in this Action, or in any other action or proceeding, except as may be required to approve or enforce this Settlement Agreement or to defend or enjoin such other litigation or proceeding.

19. Application for Award of Attorneys' Fees and Reimbursement of Expenses; Immediate Withdrawal of 15% of Award

(a) Lead Counsel may apply to the Court at the time of approval of the Settlement for an award from the Settlement Fund of Class Counsel attorneys' fees and reimbursement of costs, expenses and charges. Lead Counsel intend to apply for an award of twenty (20) percent of the Settlement Fund, and for reimbursement of costs and expenses in an amount not to exceed $1,810,000. When sums are approved by the Court, Lead Counsel may immediately withdraw up to fifteen percent of any such approved amount. The remainder may be withdrawn from the Settlement Fund only upon the occurrence of the Effective Date. If the Effective Date does not occur for any reason, then within five (5) business days after receiving notice from counsel for Defendants or from a court with appropriate jurisdiction, Lead Counsel shall refund to the Settlement Fund any amounts that were withdrawn plus interest thereon at the same rate at which interest is accruing for the Settlement Fund. Lead Counsel and Christopher Lovell, Esq. agree that, in the event that such a refund is required, then Lead Counsel and Christopher Lovell are each jointly and severally liable to refund any amount withdrawn from the Settlement Fund with interest as described above.

(b) The named Plaintiffs may apply at the time of the distribution to Class members from the Settlement Fund for payment of up to $325,000 as compensation for the Plaintiffs' time devoted to this Action and reimbursement of Plaintiffs' expenses.

20. Termination

(a) Defendants shall have the right, but not the obligation, in their sole discretion, to terminate this Settlement Agreement within twenty-one (21) days of notice by either party to the other of any of the following events provided that any such termination shall be dependent upon the realization of the condition subsequent that Plaintiffs' claims shall not be dismissed or if they have been dismissed that Plaintiffs' claims are reinstated. If, for any reason, Plaintiffs' claims are dismissed and not reinstated, then Defendants' termination shall be null and void. Such events of termination are as follows:

(i) the Court denies Plaintiffs' motion for approval of the Scheduling Order; or;

(ii) any form or extent of second opt-out opportunity is permitted by the Court or on appeal to any Class member or members, and the Court does not require that any member of the Class that is permitted to opt out must provide to the Settlement Administrator and the parties, as a condition of being permitted to opt-out (i) substantially <u>all</u> the information requested in the Class Notice and identified in the Settlement Agreement, or (ii) a properly executed release and covenant not to sue by such Class member as set forth in Section 9 of this Agreement (and provided further that Defendants' right to terminate under this sub-section shall be subject to the Supplemental Agreement); or

(iii) Class members are permitted to opt-out by the Court or on appeal who have sufficient aggregate Allowed Claims to trigger Defendants' right to terminate under the terms of the Supplemental Agreement; or

(iv) the Court declines to enter the Final Order and Judgment in substantially the form attached as Exhibit B, including, without limitation,incorporating in *haec verba* the release and covenant not to sue contained in Section 9 hereof ; or

(v) the Final Order and Judgment is withdrawn, rescinded, reversed, vacated, or modified by the Court or on appeal.

(b) In the event that this Settlement Agreement is terminated pursuant to sub-Sections (a) or (b) above, then: (i) the Settlement Fund (including any attorneys' fees), minus any payments for notice or settlement administration referenced in Section 3(b) or approved by the Court, shall be returned to Defendants together with the interest earned thereon, (less any portion of such interest properly reserved for the payment of Taxes); (ii) this Settlement Agreement and the Final Order and Judgment shall be null and void and of no further effect, and neither party shall be bound by any of their terms, except that in addition to this Section, Sections 15(b), (c), 19(a), and 21 shall survive; (iii) Plaintiffs' claims shall be reinstated and all releases and covenant not to sue shall be of no further force and effect; and (iv) all Defendants' rights to defend shall be reinstated, and the parties are returned to the status quo ante.

21. This Settlement is Not an Admission

This Settlement Agreement is not and shall not be deemed or construed to be an admission, adjudication or evidence of any violation of any statute or law or of any liability or wrongdoing by Defendants or any Released Party or of the truth of any of the claims or allegations alleged in the Action. In the event that the settlement does not become final or is terminated in accordance with the terms hereof, then this Settlement Agreement, and the release set forth herein, shall be of no force or effect (except for Sections 15 and 21) and the terms of this Settlement Agreement shall not be offered or received in evidence in any proceeding. The parties hereto agree that this Settlement Agreement, including its exhibits, whether or not it shall become final, and any and all negotiations, documents and discussions associated with it, shall be without prejudice to the rights of any party, shall not be deemed or construed to be an admission or evidence of any violation of any statute or law or of any liability or wrongdoing by Defendants, or of the truth of any of the claims or allegations, or of any damage or injury. Evidence of this Settlement Agreement or the negotiation of this Settlement Agreement shall not be discoverable or used directly or indirectly, in any way, whether in the Action or in any other action or proceeding of any nature, except in connection with a dispute under this Settlement Agreement or an action in which this Settlement Agreement is asserted as a defense. Defendants and Plaintiffs expressly reserve all of their rights if the settlement does not become final in accordance with the terms of this Settlement Agreement.

22. Binding Effect

(a) This Settlement Agreement shall be binding upon, and inure to the benefit of, the successors and assigns of Defendants, the Released Parties, the Plaintiffs and Class members.

(b) The waiver by one party of any breach of this Settlement Agreement by another party shall not be deemed a waiver of any other prior or subsequent breach of this Settlement Agreement.

23. Integrated Agreement

This Settlement Agreement, including all exhibits and agreements referenced herein, contains an entire, complete, and integrated statement of each and every term and provision agreed to by and among the parties and is not subject to any condition not provided for herein. This Settlement Agreement supersedes all prior or contemporaneous discussions, agreements, and understandings among the parties to this Settlement Agreement with respect hereto. This

Settlement Agreement shall not be modified in any respect except by a writing that is executed by all the parties hereto.

24. Documents

Nothing in this Settlement Agreement may be interpreted as creating any obligation for Defendants to retain any records or documents, in any form.

25. Headings

The headings used in this Settlement Agreement are for the convenience of the parties only and shall not have substantive effect.

26. Neither Party is the Drafter

None of the parties hereto shall be considered to be the drafter of this Settlement Agreement or any provision hereof for the purpose of any statute, case law or rule of interpretation or construction that might cause any provision to be construed against the drafter hereof.

27. Choice of Law

All terms of this Settlement Agreement and the exhibits hereto shall be governed by and interpreted according to the substantive laws of the State of Illinois without regard to its choice of law or conflict of laws principles.

28. Execution in Counterparts

This Settlement Agreement may be executed in counterparts. Facsimile signatures shall be considered as valid signatures as of the date hereof although the original signature pages shall thereafter be appended to this Settlement Agreement.

29. Submission to and Retention of Exclusive Jurisdiction

The Parties and Class members hereby irrevocably submit, to the fullest extent permitted by law, except to the extent jurisdiction is reserved to the mediator, to the exclusive jurisdiction of the United States District Court for the Northern District Of Illinois, Eastern Division for any suit, action, proceeding or dispute arising out of or relating to this Settlement Agreement, or to the applicability of this Settlement Agreement, and exhibits hereto. Solely for purposes of such suit, action or proceeding, to the fullest extent permitted by law, the parties hereto irrevocably waive and agree not to assert, by way of motion, as a defense or otherwise, any claim or objection that they are not subject to the jurisdiction of such Court, or that such Court is, in any way, an improper venue or an inconvenient forum or that the Court lacked power to approve this Settlement Agreement or enter any of the orders contemplated hereby.

30. Notices

All notices under this Settlement Agreement shall be sent as follows: (i) if to plaintiffs, then to Christopher McGrath, Lovell Stewart Halebian Jacobson, LLP, 61 Broadway Suite 501, New York, NY, 10006, and (ii) if to Defendants, then to Jason Cyrulnik, Boies, Schiller & Flexner LLP, 333 Main Street, Armonk, NY 10504 and David A. Kotler, Dechert LLP, 902 Carnegie Center, Suite 500, Princeton, NJ 08540, or such other address as a party to this Settlement Agreement may designate in writing, from time to time, in accordance with this Settlement Agreement.

Dated: January 21, 2011

By:______________________________

Christopher Lovell
LOVELL STEWART HALEBIAN
JACOBSON LLP
61 Broadway, Suite 501
New York, NY 10006

Lead Counsel for Plaintiffs and the Class

By: 

Robert Silver
BOIES, SCHILLER & FLEXNER LLP
575 Lexington Ave.
New York, NY 10022

Attorneys for Pacific Investment Management Company LLC ("PIMCO")

and

By:______________________________

Matthew L.Lar rabee
DECHERT LLP
One Maritime Plaza
Suite 2300
San Francisco, CA 94111
(415) 262-4500

Attorneys for PIMCO Funds

Dated: January 21, 2011

By:____________________________________

Christopher Lovell
LOVELL STEWART HALEBIAN
JACOBSON LLP
61 Broadway, Suite 501
New York, NY 10006

Lead Counsel for Plaintiffs and the Class

By:____________________________________

Robert Silver
BOIES, SCHILLER & FLEXNER LLP
575 Lexington Ave.
New York, NY 10022

Attorneys for Pacific Investment Management Company LLC ("PIMCO")

and

By: 

Matthew L.Lar rabee
DECHERT LLP
One Maritime Plaza
Suite 2300
San Francisco, CA 94111
(415) 262-4500

Attorneys for PIMCO Funds

EXHIBIT A

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

JOSEF A. KOHEN, BREAKWATER TRADING LLC, and RICHARD HERSHEY, Plaintiffs, *v.* PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, PIMCO FUNDS, and John Does 1-100, Defendants.	:	No. 05 cv 4681 Judge Ronald A. Guzman

[PROPOSED] ORDER PRELIMINARILY APPROVING PROPOSED SETTLEMENT, SCHEDULING HEARING FOR FINAL APPROVAL THEREOF, AND APPROVING THE PROPOSED FORM AND PROGRAM OF NOTICE TO THE CLASS

UPON this Court's Order certifying this action as a Class action on behalf of "[a]ll persons who purchased, between May 9, 2005 and June 30, 2005 ('Class Period'), inclusive, a June 2005 10 – year Treasury note futures contract in order to liquidate a short position (the 'Class'). Excluded from the Class are defendants and any affiliated or associated party of defendants." *Kohen v. Pacific Inv. Mgmt. Co. LLC,* 244 F.R.D. 469, 475 (N.D. Ill. 2007), *aff'd,* 571 F.3d 672, *cert. denied,* 130 S.Ct. 1504 (2010); and

UPON Plaintiffs' Motion for An Order Establishing Dates And Procedures Under Rule 23 For Final Approval of Class Action Settlement, filed on January 14, 2011 attaching the Stipulation and Agreement of Settlement ("Settlement Agreement") between Plaintiffs and Defendants Pacific Investment Management Company LLC and PIMCO Funds (collectively, "Defendants"),

IT IS HEREBY ORDERED:

1. Hearing. A Fairness Hearing will be held at __ on __________, [at least 65 days from the date of this Order] in Courtroom __ of this Courthouse before the undersigned, to consider the fairness, reasonableness, and adequacy of the Settlement Agreement. The foregoing date, time and place of the Fairness Hearing shall be set forth in the Notice and Publication Notice which is ordered herein, but shall be subject to adjournment or change of Courtroom by the Court without further notice to the members of the Class other than that which may be posted at the Court and on the Court's website.

2. Within 5 days after the date of the entry of this Order, the Court appointed counsel for the Class (hereinafter "Lead Counsel") shall cause copies of the Settlement Notice, substantially in the form attached as Exhibit C to the Settlement Agreement (the Settlement Agreement is attached as Exhibit A to Plaintiffs' Motion for Preliminary Approval of Settlement, submitted to the Court on January 21, 2011) to begin to be mailed by United States first class mail, postage prepaid, to each potential member of the Class set forth below:

- to all 629 large traders in the June 2005 ten-year U.S. Treasury Note Futures Contract ("June 2005 Contract") during the Class Period whose names and addresses were obtained by Plaintiffs pursuant to subpoena earlier in the litigation;
- to all other Class members whose names and addresses have been obtained pursuant to Plaintiffs' subpoenas earlier in the litigation or other means;
- to all 87 firms who were clearing brokers on the Chicago Board of Trade (now known as the Chicago Mercantile Exchange) during the Class Period, who should forward the Notice to their customers who transacted in June Contracts or provide the names and addresses of such customers to Lead Counsel;

- to the Chicago Mercantile Exchange for posting at the Exchange in order to apprise Exchange members and all others at the Exchange of the Settlement.

3. As soon as practicable after the mailing of the Notice commences, Lead Counsel shall cause to be published a summary notice substantially in the form of Exhibit D to the Settlement Agreement as follows: (a) for two consecutive months in Futures Magazine (which reportedly has 60,000 subscribers and many additional readers who trade commodity futures); (b) on the Futures Magazine website (which reportedly has 13,000 unique visits per month) for one month; (c) for two consecutive months in Stock and Commodities Magazine; (which reportedly has 47,000 subscribers); and (d) on the Stock and Commodities Magazine website for one month.

4. Lead Counsel shall also cause the Notice to be published on a website established for purpose of this settlement, www.pimcocommoditieslitigation.com, within 10 days after the entry of this Order. Both the Notice and the Publication Notice will direct members of the Class to the website, www.pimcocommoditieslitigation.com, where they can access the Settlement Agreement, this Order, answers to anticipated questions about class action settlements or the Proof of Claim, and other information including the motion for preliminary approval.

5. Members of the Class have previously been afforded a full and fair opportunity to exclude themselves from the Class and there shall be no further right to exclusion. Persons or entities who were previously excluded from the Class shall not be entitled to share the benefits of the Settlement Agreement, nor be bound by any judgment, whether favorable or adverse.

6. Deadline For Request For Fees And Expenses. Lead Counsel shall file the motion for payment of attorneys' fees and reimbursement of expenses at least thirty-five days prior to the Fairness Hearing.

7. Objections or Support. Any member of the Class may appear at the Fairness Hearing in person or by counsel and may be heard, to the extent allowed by the Court, either in support of or in opposition to the fairness, reasonableness, and adequacy of the Settlement Agreement or any related matter (including the request for attorneys fees or the proposed plan of allocation), provided, however, that no person shall be heard in opposition to the Settlement Agreement, and no papers or briefs submitted by or on behalf of any such person shall be accepted or considered by the Court, unless, by __ [20 days before the Fairness Hearing], such person: (a) files with the Clerk of the Court a notice of such person's intention to appear as well as a statement that indicates the basis for such person's opposition to or support of the Settlement Agreement or any such related matter, and any documentation in support of such opposition; and (b) serves copies of such notice, statement, and documentation, as well as any other papers or briefs that such person files with the Court, either in person or by mail, upon Lead Counsel and counsel of record for Defendants.

8. At least seven days prior to the Fairness Hearing, Lead Counsel shall cause to be served and filed a sworn statement attesting to compliance with the notice provisions in Paragraphs 2-4 of this Order as well as a Reply to any objections to the fairness of the Settlement or any other matter.

9. All proofs of claim shall be submitted by Class members as directed in the Notice on or before __. [Sixty days **after** the Fairness Hearing].

Approval of Notice and Preliminary Approval of Settlement Agreement

10. The foregoing notice provisions are hereby found to be the best means of providing notice under the circumstances and, when completed, shall constitute due and sufficient notice of the proposed Settlement Agreement and the Fairness Hearing, the request for attorney fees and expenses, the plan of allocation, and all other matters to all persons affected by

and/or entitled to participate in the Settlement Agreement. Such notice fully complies with the notice requirements of Rule 23 of the Federal Rules of Civil Procedure and due process of law.

11. The terms of the Settlement Agreement are hereby preliminarily approved. The Court finds that the Settlement Agreement was entered into at arm's-length by experienced counsel and is sufficiently within the range of reasonableness that notice of the Settlement Agreement should be given as provided in this Order. The terms of the Plan of Allocation are preliminarily approved as within the range of reasonableness.

Claims Administration

12. To effectuate the Settlement Agreement and the Notice provisions, the Court hereby approves Rust Consulting, Inc. (the "Administrator") to be responsible for: (a) establishing a P.O. Box, information telephone line and website (to be included in the Notice and Publication Notice) for the purpose of communicating with members of the Class; (b) disseminating Notice to the Class; (c) accepting and maintaining documents sent from Class members including Proofs of Claim, and other documents relating to claims administration; and (d) administering claims for allocation of funds among members of the Class.

Other Provisions

13. Terms used in this Order that are defined in the Settlement Agreement are, unless otherwise defined herein, defined as in the Settlement Agreement.

14. In the event that the Settlement Agreement is terminated in accordance with its provisions, the Settlement Agreement and all proceedings had in connection therewith shall be null and void, except insofar as expressly provided to the contrary in the Settlement Agreement, and without prejudice to the *status quo ante* rights of Plaintiffs, Defendants, and the members of the Class.

15. If the Settlement Agreement is terminated or is ultimately not approved, the Court will modify any existing scheduling order to ensure that the Parties will have sufficient time to prepare for the resumption of litigation.

IT IS SO ORDERED.

DATED: __________

____
Ronald A. Guzman
United States District Court Judge

EXHIBIT B

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

JOSEF A. KOHEN, BREAKWATER TRADING LLC, and RICHARD HERSHEY, Plaintiffs, v. PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, PIMCO FUNDS, and John Does 1-100, Defendants.	Master File No. 05 CV 4681 Judge Ronald A. Guzman

[PROPOSED] FINAL ORDER AND JUDGMENT

This matter came for a duly-noticed hearing on __________, 2011 (the "Final Approval Hearing"), upon the Plaintiffs' Motion for Final Approval of Settlement with Defendant Pacific Investment Management Company LLC and PIMCO Funds (collectively "Defendants") (the "Motion"). Due and adequate notice of the Settlement Agreement having been given to the members of the Class, the Final Approval Hearing having been held and the Court having considered all papers filed and proceedings had herein and otherwise being fully informed in the premises and good cause appearing therefor, and a determination having been made expressly pursuant to Rule 54(b) of the Federal Rules of Civil Procedure that there is no justification for delay,

IT IS HEREBY ORDERED, ADJUDGED AND DECREED:

1. This Final Order and Judgment hereby incorporates by reference the definitions in the Settlement Agreement dated January 21, 2011 (the "Settlement Agreement") and all terms used herein shall have the same meanings as set forth in the Settlement Agreement.

2. This Court has jurisdiction over the subject matter of the Action and over all parties to the Action.

3. The Court finds that due process and adequate notice have been provided pursuant to Rule 23 of the Federal Rules of Civil Procedure to all members of the Class, notifying the Class of, among other things, the pendency of this Action and the proposed Settlement with Defendants.

4. The notice provided was the best notice practicable under the circumstances and included individual notice to those members of the Class who the Parties were able to identify through reasonable efforts. The Court finds that Notice was also given by publication in multiple publications as set forth in the Declaration of ____ dated ____ and previously submitted. Such notice fully complied in all respects with the requirements of Rule 23 of the Federal Rules of Civil Procedure and due process of law.

5. Pursuant to and in compliance with Rule 23 of the Federal Rules of Civil Procedure, the Court hereby finds that due and adequate notice of these proceedings was directed to all Class members of their right to object to the Settlement, the plan of allocation and Class Counsel's right to apply for attorneys' fees and reimbursement of expenses associated with the Action. A full and fair opportunity was accorded to all members of the Class to be heard with respect to the foregoing matters.

6. The Court finds that the members of the Class identified on the schedule attached hereto as Exhibit A, and no others, have previously requested to be excluded from the Class pursuant solely to the notice of pendency dated August 20, 2009. Accordingly the persons listed on Exhibit A are not included in the Class nor bound by this Final Order and Judgment.

7. It is hereby determined that all members of the Class whose names are not on Ex. A hereto are bound by this Final Order and Judgment.

8. Pursuant to Rule 23 of the Federal Rules of Civil Procedure, this Court hereby approves the settlement, as set forth in the Settlement Agreement, and finds that the settlement is, in all respects, fair, reasonable and adequate, and in the best interests of the Class, including Plaintiffs. This Court further finds that the settlement set forth in the Settlement Agreement is the result of arm's-length negotiations between experienced counsel representing the interests of Plaintiffs, the Class, and Defendants. Accordingly, the settlement embodied in the Settlement Agreement is hereby approved in all respects. The Parties are hereby directed to carry out the Settlement Agreement in accordance with all of its terms and provisions, including the Termination provisions.

9. Notwithstanding the provisions of any other paragraph of this Final Order and Judgment, if the Settlement Agreement is validly terminated, then, by automatic operation of this paragraph, this Final Order and Judgment shall be null and void except for the provisions in this paragraph; Plaintiffs' claims shall be reinstated; Defendants' defenses shall be reinstated; and the parties shall be returned to their respective positions before the Settlement Agreement was signed. Any termination of the Settlement Agreement shall be dependent upon the realization of the condition subsequent that Plaintiffs' claims shall not be dismissed or if they have been dismissed that Plaintiffs' claims are reinstated. If, for any reason, Plaintiffs' claims are

dismissed and not reinstated, then Defendants' termination of the Settlement Agreement shall be null and void.

10. The Settlement Fund has been established as a trust and as a Settlement Fiduciary Account. The Court further approves the establishment of the Settlement Fiduciary Account under the Settlement Agreement as a qualified settlement fund pursuant to Internal Revenue Code Section 468B and the Treasury Regulations promulgated thereunder.

11. The Court reserves exclusive jurisdiction, except where jurisdiction is given to the Mediator under the terms of the Settlement Agreement, without affecting in any way the finality of this Final Order and Judgment, over the implementation and enforcement of the Settlement Agreement and the settlement contemplated thereby and the enforcement of this Final Order and Judgment. The Court also retains exclusive jurisdiction, except where jurisdiction is given to the Mediator under the terms of the Settlement Agreement, in order to resolve any disputes that may arise with respect to the Settlement Agreement, the settlement, or the Settlement Fund, consider or approve administration costs and fees, and consider or approve the amounts of distributions to members of the Settlement Class. In addition, without affecting the finality of this judgment, Defendants and each Class member hereby irrevocably submit to the exclusive jurisdiction of the United States District Court for the Northern District of Illinois, Eastern Division, except where jurisdiction is given to the Mediator under the terms of the Settlement Agreement, for any suit, action, proceeding or dispute arising out of or relating to this Final Order and Judgment or the Settlement Agreement, including, without limitation any suit, action, proceeding or dispute relating to the Release provisions therein.

12. Plaintiffs and all members of the Class, the successors and assigns of any of them, and anyone claiming through or on behalf of any of them, whether or not they execute and

deliver a proof of claim, are hereby permanently enjoined from commencing, instituting, causing to be instituted, assisting in instituting or permitting to be instituted on his, her or its behalf, whether directly, derivatively, representatively or in any other capacity, any proceeding in any state or federal court, in or before any administrative agency, or any other proceeding or otherwise alleging or asserting against the Released Persons, individually or collectively, any of the Released Claims in this Final Order and Judgment and in the Settlement Agreement.

13. Under the terms and conditions set forth in the Settlement Agreement, PIMCO, PIMCO Funds, the predecessors or successors of each, the present or former trustees of PIMCO Funds, and their past, present and future parents, subsidiaries, divisions, affiliates, stockholders, and each and any of their respective stockholders, members, officers, directors, insurers, general or limited partners, employees, agents, legal representatives (and the predecessors, heirs, attorneys and executors, administrators, successors and assigns of each of the foregoing) (individually and collectively, the "Released Parties") are and shall be released and forever discharged to the fullest extent permitted by law from and against any and all manner of claims, demands, actions, suits, causes of action, damages whenever incurred, liabilities of any nature and kind whatsoever, including without limitation costs, expenses, penalties and attorneys' fees, known or unknown, suspected or unsuspected, in law or equity, that each and every Class Member (including any of their past, present or future parents, subsidiaries, divisions, affiliates, stockholders, and each and any of their respective stockholders, officers, directors, insurers, general or limited partners, agents, attorneys, employees, legal representatives, trustees, associates, heirs, executors, administrators, purchasers, predecessors, successors and assigns, acting in their capacity as such), whether or not they object to the Settlement and whether or not they make a claim upon or participate in the Settlement Fund (the "Releasing Parties"), ever had,

now has, or hereafter can, shall or may have, directly, representatively, derivatively or in any other capacity, arising in any way out of any losses or transactions in the June Contract or the underlying "cheapest-to-deliver" note for the June Contract (*i.e.*, the 10-year Treasury note due February 15, 2012) that is, the nucleus of operative facts alleged or at issue or underlying the action, whether or not asserted in the Action (the "Released Claims"). Each Class Member hereby covenants and agrees that he/she/it shall not sue or otherwise seek to establish or impose liability against any Released Party based, in whole or in part, on any of the Released Claims.

14. In addition, each Releasing Party hereby expressly waives and releases any and all provisions, rights, and benefits conferred by § 1542 of the California Civil Code, which reads:

> **Section 1542. <u>General Release; extent</u>. A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor;**

or by any law of any state or territory of the United States or other jurisdiction, or principle of common law, which is similar, comparable or equivalent to § 1542 of the California Civil Code. Each Releasing Party may hereafter discover facts other than or different from those which he, she or it knows or believes to be true with respect to the claims which are the subject matter of this Section but each Releasing Party expressly waives and fully, finally and forever settles and releases any known or unknown, suspected or unsuspected, contingent or non-contingent claim that would otherwise fall within the definition of Released Claims, whether or not concealed or hidden, without regard to the subsequent discovery or existence of such different or additional facts. The releases herein given by the Released Parties shall be and remain in effect as full and complete releases of the claims set forth in the Action, notwithstanding the later discovery or existence of any such additional or different facts relative hereto or the later discovery of any such additional or different claims that would fall within the scope of the release provided in

Section 13 of this Final Order and Judgment, as if such facts or claims had been known at the time of this release.

15. The Settlement is not and shall not be deemed or construed to be an admission, adjudication or evidence of any violation of any statute or law or of any liability or wrongdoing by Defendants or any Released Party or of the truth of any of the claims or allegations alleged in the Action. The Settlement Agreement, including its exhibits, and any and all negotiations, documents and discussions associated with it, shall be without prejudice to the rights of any party, shall not be deemed or construed to be an admission or evidence of any violation of any statute or law or of any liability or wrongdoing by Defendants, or of the truth of any of the claims or allegations, or of any damage or injury. Evidence of this Settlement or the negotiation of this Settlement shall not be discoverable or used directly or indirectly, in any way, whether in the Action or in any other action or proceeding of any nature, except in connection with a dispute under this Settlement or an action in which this Settlement is asserted as a defense.

16. As of the date this Final Order and Judgment is signed, all dates and deadlines associated with the Action shall be stayed, other than those related to the administration of the settlement of the Action.

17. The Court finds that during the course of the Action, the Releasing Parties and the Released Parties and their respective counsel at all times complied with the requirements of Rule 11 of the Federal Rules of Civil Procedure.

18. Any data or other information provided by Class members in connection with the submission of claims will be held in strict confidence, available only to the Administrator, Class Counsel, and experts or consultants acting on behalf of the Class, and Defendants and experts or consultants acting on behalf of Defendants. In no event will a Class member's data or

information be made publicly available, except as provided for herein or upon Court Order for good cause shown.

19. The proposed plan of allocation is approved as fair, reasonable and adequate.

20. The Court has reviewed Class Counsel's petition for an award of attorneys' fees and reimbursement of expenses. The Court determines that an attorneys' fee of ___% of the Settlement Fund is fair, reasonable, and adequate and that Class Counsel should be paid $__________ as reimbursement for their expenses.

21. There is no just reason for delay in the entry of this Final Order and Judgment and immediate entry by the Clerk of the Court is expressly directed pursuant to Rule 54(b) of the Federal Rules of Civil Procedure.

IT IS SO ORDERED.

DATED: _________

____
Ronald A. Guzman
United States District Court Judge

EXHIBIT C

IMPORTANT LEGAL NOTICE TO ALL MEMBERS OF THE CLASS
FORWARD TO CORPORATE HEADQUARTERS/LEGAL COUNSEL

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

--x

JOSEPH A. KOHEN, BREAKWATER TRADING LLC, and RICHARD HERSHEY,

Plaintiffs,

v.

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, and PIMCO FUNDS,

Defendants

--x

No. 05-cv-4681
Judge Ronald A. Guzman

NOTICE OF PROPOSED CLASS ACTION SETTLEMENT, __ 2011 HEARING THEREON, AND CLASS MEMBERS' RIGHTS

TO: ALL PERSONS AND ENTITIES WHO PURCHASED A JUNE 2005 TEN YEAR TREASURY NOTE FUTURES CONTRACT BETWEEN MAY 9, 2005 AND JUNE 30, 2005, INCLUSIVE, IN ORDER TO LIQUIDATE A SHORT POSITION

PLEASE READ THIS ENTIRE NOTICE CAREFULLY. YOUR RIGHTS MAY BE AFFECTED BY THE ABOVE CAPTIONED CLASS ACTION LAWSUIT PENDING IN THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF ILLINOIS. THIS NOTICE ADVISES YOU OF YOUR OPTIONS REGARDING THE CLASS ACTION SETTLEMENT, INCLUDING WHAT YOU MUST DO IF YOU WISH TO SHARE IN THE NET SETTLEMENT FUND.

If you are a brokerage firm or trustee through whom Chicago Board of Trade ("CBOT") June ten year U.S. Treasury futures contracts were purchased during May 9, 2005 through June 30, 2005, for customers that are members of the above Class, you should provide the name and last known address for such customers to the Settlement Administrator at the address listed below within two weeks of receiving this Notice. The Settlement Administrator will cause copies of this Notice to be forwarded to each customer identified at the address so designated.

The purpose of this Notice is to inform you of your rights in connection with a proposed Settlement of the above captioned class action ("Action") against defendants Pacific Investment Management Company, LLC and PIMCO Funds ("Defendants"). In this Action, Plaintiffs allege that Defendants' activities in the June 2005 ten-year U.S. Treasury futures contract ("June 2005 Contract") during May 9, 2005 through June 30, 2005 ("Class Period"),re sulted in artificial prices and thereby violated the Commodity Exchange Act, 7 U.S.C. §1 *et seq*. ("CEA"). Defendants denied and continue to deny the claims.

This Notice of the proposed settlement is being given pursuant to Rule 23 of the Federal Rules of Civil Procedure and an Order of the United States District Court for the Northern District of Illinois (the "Court").

In order to resolve the claims against them, Defendants have agreed to wire transfer $59,375,000 into the Escrow Account[1] within ten days of the Court's Order requiring that notice be sent to the Class ("Initial Payment") and an additional $59,375,000 into the Escrow Account at least seven days before the Final Approval Hearing ("Additional Payment"). Together, the foregoing payments, plus all interest earned thereon, constitute the Settlement Fund.

Right to Submit a Proof of Claim. Members of the Class may be entitled to share in the Settlement Fund if they submit a valid and timely Proof of Claim prior to __. See "Allowed Claims" and "Plan of Allocation" below. The Proof of Claim is attached.

However, if you are a member of the Class but do not file a Proof of Claim, you will still be bound by the releases set forth in the Settlement Agreement if the Court enters an order approving the Settlement Agreement. See III.A. below.

Hearing and Right to Object. The Court has scheduled a public Final Approval Hearing on _____, 2011. The purpose of the Final Approval Hearing is to determine, among other things, whether the proposed Settlement, the Plan of Allocation and the application by Lead Counsel for Class Counsel attorneys' fees and reimbursement of Class Counsel's expenses are fair, reasonable, and adequate. If you remain in the Class, then you may object to any aspect of the Settlement, the Plan of Allocation, Class Counsel's request for attorneys' fees and expenses or any other matters. See III.B. below. All objections must be made in accordance with the instructions set forth below and must be filed with the Court and served by _____, 2011 or they will not be considered. See III.B below.

I. BACKGROUND OF THE LITIGATION

Notice has previously been given concerning this Class action and class actions generally. See www.pimcocommoditieslitigation.com.

A. The Nature of This Lawsuit

Plaintiffs claimed that Defendants, between May 9, 2005 and June 30, 2005 ("Class Period"), caused an artificial increase in the prices of the June 2005 Contract by allegedly taking a large long position in such contract while at the same time acquiring a large long position in the U.S. ten year Treasury note maturing in February 2012, which was the cheapest to deliver note on the June 2005 Contract. Plaintiffs allege that Defendants' foregoing conduct caused them and

[1] Unless otherwise stated, capitalized terms used herein shall have the same meanings as set forth in the Settlement Agreement.

others similarly situated to pay artificially high prices in order to purchase June Contracts to liquidate short positions in the June Contract during the Class Period. Plaintiffs contend that Defendants' alleged conduct and positions increased to their maximum levels on May 24, 2005, and that this allegedly caused substantial inflation in prices on May 24 and May 25, 2005.

Defendants have consistently and vigorously denied Plaintiffs' claims. This denial includes arguing that the Commodity Futures Trading Commission itself found that the increases in the prices of the June 2005 Contract were due to exogenous market factors rather than to the Defendants' conduct. Defendants' denials and contentions further include the position that although PIMCO was alleged to have been "long-long" and to have hoarded the cheapest-to-deliver ("CTD") notes, the fact is that PIMCO reduced its futures position as it acquired CTD notes, largely traded into non-CTD instruments when unable to transfer its position , and, most importantly, in consultation with regulators lent its notes and thereby gave up control of them to the market, while by contrast other noteholders did the opposite and withdrew very large amounts of notes from the lending market. Certain of Defendants' additional defenses are summarized in Defendants' motion for summary judgment, which has not been resolved and is described below, and Defendants' motion to exclude Plaintiffs' proposed expert testimony. Most of that latter motion was *granted* by the Magistrate Judge in a ruling that was being appealed by Plaintiffs to the District Court at the time of Settlement, as described below. By entering into the Settlement Agreement with Plaintiffs, Defendants do not admit and instead continue to deny that they engaged in any unlawful conduct. The District Court has never ruled on the merits of Plaintiffs' claims. As described further below, the Mediator in the action, the Honorable Daniel Weinstein (Ret.), has submitted a declaration that opines that Defendants' defenses created reak risks for Plaintiffs and if these risks materialized their impact would have been substantial and perhaps dispositive, that is, including the risk of receiving no recovery whatsoever.

B. Procedural History of the Action

On August 26, 2005, Plaintiffs filed an initial class action complaint against Defendants in the United States District Court for the Northern District of Illinois. Defendants moved to dismiss Plaintiffs' complaint on February 2, 2006, which motion was required to assume temporarily that Plaintiffs' factual allegations were correct and show that even so the claims were legally sufficient. On July 31, 2007, the Court substantially denied that motion, finding *only* that *if* Plaintiffs could prove their allegations, then they had stated a legally sufficient claim.

Plaintiffs filed a motion to certify the Class on February 16, 2006, which did *not* require the factual merits of their allegations to be tested and instead entailed purely procedural issues. On July 31, 2007 the Court granted Plaintiffs' motion to certify the Class. On July 7, 2009, the Seventh Circuit Court of Appeals affirmed the Court's order certifying the Class. Defendants' petition for rehearing and rehearing *en banc* were denied on July 31, 2009. The Supreme Court denied Defendants' petition for *certiorari* on February 22, 2010.

Document and deposition discovery began in January 2006 and ended in January 2007. Expert discovery ended on September 10, 2007. During discovery, Defendants produced over ten million pages of documents and the parties took approximately twenty-four fact and twelve expert depositions.

Pursuant to an order of the Court in August 2009, notice of the pendency of this certified class Action was sent to members of the Class. Such notice afforded Class members an opportunity to request exclusion from the Class. Requests for exclusions from the Class were required to have been received by December 1, 2009.

On October 17, 2007, Defendants moved for a judgment in their favor without a trial (*i.e.*, a "summary judgment"). Plaintiffs opposed summary judgment. Defendants' summary judgment motion was pending at the time the Settlement was executed. The outcome of Defendants' summary judgment motion could have been the dismissal of the Action. The Settlement avoids that outcome. Defendants' motion also could have been denied in whole or in part.

On February 6, 2008, Defendants made a motion requesting that certain testimony of Plaintiffs' experts be excluded as insufficient even to be presented for consideration by the fact-finder. On March 10, 2010, Magistrate Judge Arlander Keys denied that motion with respect to certain Plaintiffs' experts' testimony (*e.g.*, testimony relating to the amounts of alleged price artificiality) but granted that motion with respect to other testimony (*e.g.*, testimony relating to *causation*, and testimony about intent and legal conclusions). Defendants did not object to Magistrate Judge Keys' opinion and order. Plaintiffs did object. Their objections to Magistrate Judge Keys' opinion and order were pending at the time the Settlement Agreement was executed. If Magistrate Judge Keys' opinion and order was sustained, this would likely have substantially and adversely affected Plaintiffs' claims and arguments both on the Defendants' summary judgment motion and, if that motion were denied,a t trial.

Defendants had significant defenses which created real risk that Plaintiffs would not establish liability and, even if they did, would not establish an entitlement to the damages they sought. See Settlement website at www.pimcocommoditieslitigation.com and Declaration of the Honorable Daniel H. Weinstein (Ret.) In Support of Plaintiffs' Motion For An Order Preliminarily Approving Proposed Settlement, Scheduling Hearing For Final Approval Thereof, And Approving The Proposed Form and Program of Notice To The Class. Plaintiffs acknowledge that if these risks materialized their impact would have been substantial, and perhaps dispositive that is, including the risk of receiving no recovery whatsoever.

Even if Plaintiffs survived Defendants' summary judgment motion, then Plaintiffs would have faced further risks at trial and, to the extent successful at trial, on post-trial motions and then appeal. Plaintiffs Lead Counsel would have tried to overcome all the risks of continued litigation including those listed above. However, in Lead Counsel's judgment, the amount to be paid to claiming Class members from the Settlement Fund represents fair and adequate consideration for claiming Class members. If Plaintiffs had overcome *all* the foregoing risks, had been totally successful at trial and had established an entitlement to *all* of the damages they sought, then Plaintiffs' expert's aggregate damages lower bound estimate was approximately 5.5 times greater than the amount of the Settlement Fund. Defendants vigorously disputed this estimate and argued that any alleged damages were much lower; as the Declaration of the Mediator describes, these defenses created real risks for Plaintiffs and if these risks materialized their impact would have been substantial and perhaps dispositive.

This means that, if **all** Class members properly submit proofs of claim pursuant to the procedure described hereinafter, then the Settlement Fund will represent approximately 18.5% of the total damages of all Class members under the *disputed* estimate by Plaintiffs' expert described above. Because **some** class members typically do not file proofs of claim, Plaintiffs' Lead Counsel anticipate that the payout provided by this Settlement will significantly exceed 18.5% of each claiming Class member's damages under Plaintiff's expert's above described damages estimate. See Defendants' Potential Right of Reversion and III.A below.

Accordingly, Plaintiffs' Lead Counsel have entered and recommended that the Court approve the proposed Settlement and urge Class members to file a proof of claim.

C. The Definition of The Certified Class

The Court certified the Class, defined as "all persons who purchased, between May 9, 2005 and June 30, 2005 ('Class Period'), inclusive, a June 2005 10 – year Treasury note futures contract in order to liquidate a short position (the 'Class'). Excluded from the Class are defendants and any affiliated or associated party of defendants." *Kohen v. Pacific Inv. Mgmt. Co. LLC,* 244 F.R.D. 469, 475 (N.D. Ill. 2007), *aff'd,* 571 F.3d 672, *cert. denied,* 130 S.Ct. 1504 (2010).

II. SUMMARY OF THE PROPOSED SETTLEMENT

On behalf of the Class, the Plaintiffs entered into the Settlement on January 21, 2011. The following description of the proposed Settlement is only a summary. This description and this entire Notice are qualified in their entirely by the Settlement Agreement which is on file with the Court at the address indicated in this Notice and is available at the official Settlement website www.pimcocommoditieslitigation.com.

A. Defendants' Payments for the Benefit of the Class

1. The Settlement Fund

Defendants have agreed to make an Initial Payment in the amount of $59,375,000 within ten days of the Court's Order requiring that notice be sent to the Class and an Additional Payment in the amount of $59,375,000 at least seven days before the Final Approval Hearing. These two payments together, plus accrued interest thereon, constitute the Settlement Fund.

2. Class Members' Allowed Claims

The Allowed Claim of each Class Member shall be their alleged "Artificiality Paid" on their purchases of June Contracts during the Class Period minus their alleged "Artificiality Received" on their sales (if any) of June Contracts during the Class Period, plus 3.0% simple interest per annum for the period from June 21, 2005, until one week before the date of distribution to Class members.

The amounts of alleged price artificiality are Plaintiffs' expert's alleged artificiality numbers. See the alleged price artificiality numbers listed on the Settlement website at www.pimcocommoditieslitigation.com. If a Class member's records are sufficient to determine the time of day of June 2005 Contract transactions, then Plaintiffs' expert's intra-day alleged artificiality estimates will be used to determine the amounts of such Class Member's alleged "Artificiality Paid" and alleged "Artificiality Received." If they are not sufficient to determine the time of day, then Plaintiffs expert's daily average estimate of price artificiality will be used. All determinations to the sufficiency of the records shall be made by the Settlement Administrator. Plaintiffs' alleged artificiality estimates are available for review on the Settlement website at www.pimcocommoditieslitigation.com.

3. Defendants' Potential Right To Reversion

Section 10 of the Settlement Agreement provides Defendants with limited rights of reversion available only if either (a) the amount sufficient to pay the aggregate of all Class members' Allowed Claims (including adjusted Allowed Claims) is less than the Net Settlement Fund or (b) in the limited other circumstances described in Section 10(d) and (e) of the Settlement Agreement. Class members are referred to the Settlement Agreement, particularly Section 10 thereof, for the full terms of Defendants' reversion rights.

4. Defendants' Potential Right To Termination

Section 20 of the Settlement Agreement describes Defendants' right to terminate if certain conditions anticipated by the parties are not satisfied. These conditions are set forth in Section 20 of the Settlement Agreement. With respect to each such condition, Defendants have the right (as qualified in the Settlement Agreement), but not the obligation, to determine to exercise, in their sole discretion, a termination notice if the condition is not satisfied.

5. Plan of Allocation

(a) For the distribution among Class members *inter se*, (i) if the sum of each and every claiming Class member's Adjusted Allowed Claim is less than or equal to the Net Settlement Fund, each Class member who executes the required release and covenant not to sue and submits adequate documentation, all as determined by the Settlement Administrator, shall be entitled to receive an amount computed by multiplying the sum of each and every claiming Class member's Adjusted Allowed Claim by a fraction (1) the numerator of which is the Class member's Adjusted Allowed Claim and (2) the denominator of which is the sum of each and every claiming Class member's Adjusted Allowed Claim; and (ii) if the sum of each and every claiming Class member's Adjusted Allowed Claim is greater than the Net Settlement Fund, each Class member who executes the required release and covenant not to sue and submits adequate documentation, all as determined by the Settlement Administrator, shall be entitled to receive an amount computed by multiplying the Net Settlement Fund by a fraction (1) the numerator of which is the Class member's Adjusted Allowed Claim and (2) the denominator of which is the sum of each and every claiming Class member's Adjusted Allowed Claim. For the avoidance of doubt, no claimant shall receive more than its Adjusted Allowed Claim.

(b) Each Class member's Adjusted Allowed Claim shall be the same as its Allowed Claim except that, if a Class member has more alleged Price Artificiality paid for liquidations of June Contracts in its transactions on May 24 and May 25, 2005 than Artificiality Received on the opening sales of such liquidated June Contracts (this difference is referred to as the "Enhancement Amount"), then, solely for purposes of computing such Class member's Allowed Claim, that Class member may be entitled to a Net Enhancement of its Allowed Claim as described below.

(c) The Net Enhancement Amount shall be the Enhancement Amount minus the Reduction (discussed in Section (d) below), multiplied by 0.15, all subject to the further potential reduction as set forth in subparagraph (e) below.

(d) If a Class member made on May 24 and May 25 sales of June Contracts, other than a new short position that was liquidated on May 24 or May 25, then the amount of Artificiality Received on such sales shall be the first component in the Reduction as set forth below. The amount of the Reduction shall be equal to (A) the amount of Artificiality Received on newly sold June Contracts on May 24 and May 25 that remained open after May 25 minus the Artificiality Paid when such sales of open June Contracts open after May 25 were liquidated plus (B) the amount of Artificiality Received from the June Contracts sold on May 24 and May 25 to liquidate long positions minus the Artificiality Paid (if any) to open such long positions in June Contracts. However, in no event shall the amount of the Reduction be less than zero or greater than the Enhancement Amount

(e) The Net Enhancement Amount shall be subject to a further reduction in the event that the enhancement provision operates to reduce by more than 10% the amount that any Class member would have received but for the enhancement provision. In that event, the Class members entitled to receive a Net Enhancement Amount shall have their Net Enhancement Amount reduced on a proportionate basis in an amount sufficient to effectuate the foregoing sentence.

Examples of potential computations under the Plan of Allocation are available on the settlement website at www.pimcocommoditieslitgation.com.

The Plan of Allocation may be changed by the Court without providing further notice.

6. Changes Or Further Orders By The Court

Any change by the Court in the Plan of Allocation, in the time and place of the Final Hearing, or in any other matter and all further orders or requirements by the Court will be posted on the Settlement website at www.pimcocommoditieslitigation.com.

It is important that you refer to such website as no other notice may be published of such changes.

B. The Releases, Discharge and Covenant Not To Sue

IF YOU HAVE NOT BEEN PREVIOUSLY EXCLUDED FROM THE CLASS, WHEN THE SETTLEMENT BECOMES FINAL YOU WILL BE RELEASING DEFENDANTS FOR THE CLAIMS DESCRIBED BELOW, AND YOU WILL BE BOUND BY THE RELEASES IN THE SETTLEMENT AGREEMENT INCLUDING THE COVENANT NOT TO SUE—EVEN IF YOU DO NOT FILE A PROOF OF CLAIM

In exchange for Defendants' payments described above, members of the Class will release their claims against Defendants arising in any way out of any losses or transactions in the June Contract or the underlying "cheapest-to-deliver" note for the June Contract (*i.e.*, the 10-year Treasury note due February 15, 2012), that is, arising in any way from the nucleus of operative facts alleged or at issue or underlying the action, whether or not asserted in the Action (the "Released Claims"), as is more fully set forth below.

*****

(a) In addition to the effect of any final judgment entered in accordance with this Settlement Agreement, in the event that this Settlement Agreement is approved by the Court after the Settlement Hearing, Defendants and their past, present and future parents, subsidiaries, divisions, affiliates, stockholders, and each and any of their respective stockholders, members, officers, directors, insurers, general or limited partners, employees, agents, legal representatives (and the predecessors, heirs, attorneys and executors, administrators, successors and assigns of each of the foregoing) (individually and collectively, the "Released Parties") are and shall be released and forever discharged to the fullest extent permitted by law from and against any and all manner of claims, demands, actions, suits, causes of action, damages whenever incurred, liabilities of any nature and kind whatsoever, including without limitation costs, expenses, penalties and attorneys' fees, known or unknown, suspected or unsuspected, in law or equity, that each and every Class Member (including any of their past, present or future parents, subsidiaries, divisions, affiliates, stockholders, and each and any of their respective stockholders, officers, directors, insurers, general or limited partners, agents, attorneys, employees, legal representatives, trustees, associates, heirs, executors, administrators, purchasers, predecessors, successors and assigns, acting in their capacity as such), whether or not they object to the Settlement and whether or not they make a claim upon or participate in the Settlement Fund (the "Releasing Parties"), ever had, now has, or hereafter can, shall or may have, directly, representatively, derivatively or in any other capacity, arising in any way out of any losses or transactions in the June Contract or the underlying "cheapest-to-deliver" note for the June Contract (*i.e.*, the 10-year Treasury note due February 15, 2012), that is, the nucleus of operative facts alleged or at issue or underlying the action, whether or not asserted in the Action (the "Released Claims"). Each Class Member hereby covenants and agrees that he/she/it shall not sue or otherwise seek to establish or impose liability against any Released Party based, in whole or in part, on any of the Released Claims. The Final Judgment shall expressly enjoin the Plaintiffs and Class Members from asserting any such claims against the Released Parties.

(b) In addition, each Releasing Party hereby expressly waives and releases any and all provisions, rights, and benefits conferred by § 1542 of the California Civil Code, which reads:

> **Section 1542. <u>General Release; extent</u>. A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the**

release, which if known by him or her must have materially affected his or her settlement with the debtor;

or by any law of any state or territory of the United States or other jurisdiction, or principle of common law, which is similar, comparable or equivalent to § 1542 of the California Civil Code. Each Releasing Party may hereafter discover facts other than or different from those which he, she or it knows or believes to be true with respect to the claims which are the subject matter of this Section 9 but each Releasing Party, through this Settlement Agreement, and with the ability to seek independent advice of counsel, hereby expressly waives and fully, finally and forever settles and releases any known or unknown, suspected or unsuspected, contingent or non-contingent claim that would otherwise fall within the definition of Released Claims, whether or not concealed or hidden, without regard to the subsequent discovery or existence of such different or additional facts. The releases herein given by the Released Parties shall be and remain in effect as full and complete releases of the claims set forth in the Action, notwithstanding the later discovery or existence of any such additional or different facts relative hereto or the later discovery of any such additional or different claims that would fall within the scope of the release provided in Section 9 of this Settlement Agreement, as if such facts or claims had been known at the time of this release.

(c) Each Class Member must execute a release and covenant not to sue in conformity with this Section in order to receive his/her/its *pro rata* share of the Settlement Fund. Lead Counsel shall ensure that each claim form provided to Class Members contains a copy of the release and covenant not to sue set forth in this Section, which must be signed by each member of the Class or its authorized representative as a precondition to receiving any portion of the Settlement Fund.

*****

The Settlement Agreement does not settle or compromise any claims other than those set out therein. All rights of the Plaintiffs or any member of the Class against any other person or entity other than the Released Parties are specifically reserved by the Plaintiffs and the members of the Class.

III. YOUR OPTIONS

A. Submit A Proof of Claim

As a member of the Class, you may be entitled to share in the Settlement Fund if you submit a valid and timely Proof of Claim demonstrating that you have an Allowed Claim.

An important aspect of the Settlement is that Defendants are not entitled to any reversion of the Settlement Fund unless and until Class Members, in aggregate, have been paid 100% of the sum total of their Allowed Claim (and possibly more taking into account interest). See II.A.3 above. To the foregoing extent, the shares of Class Members who fail to file a Proof of Claim will be redistributed to Class Members who do file Proofs of Claim as described herein.

B. Object To The Settlement

Any member of the Class may appear at the Final Approval Hearing in person or by counsel and may be heard, to the extent allowed by the Court, either in support of or in opposition to the fairness, reasonableness, and adequacy of the Settlement Agreement or any related matter (including the request for attorneys' fees or the plan of allocation or any other matter).

However, no person shall be heard in opposition to the Settlement Agreement, and no papers or briefs submitted by or on behalf of any such person shall be accepted or considered by the Court, unless, by __, such person: (a) files with the Clerk of the Court a notice of such person's intention to appear as well as a statement that indicates the basis for such person's opposition to or support of the Settlement Agreement or any such related matter, and any documentation in support of such opposition; and (b) serves copies of such notice, statement, and documentation, as well as any other papers or briefs that such person files with the Court, either in person or by mail, upon Lead Counsel and counsel of record for Defendants. **[Describe any other part of Scheduling Order after it has been entered.]**

Christopher McGrath
Lovell Stewart Halebian Jacobson, LLP
61 Broadway Suite 501
New York, NY, 10006

Counsel of Plaintiffs

Jason Cyrulnik
Boies, Schiller & Flexner LLP
333 Main Street
Armonk, NY 10504

David A. Kotler
Dechert LLP
902 Carnegie Center
Suite 500, Princeton
NJ 08540

Counsel for Defendants

IV. PROOF OF CLAIM

The Proof of Claim, which includes instructions on how and when to make a claim, is attached hereto. You should read the Settlement Agreement and Proof of Claim carefully before submitting your Proof of Claim or determining another course of action.

V. ATTORNEYS' FEES, COSTS AND INCENTIVE AWARDS

A. To date, the attorneys representing the Plaintiffs and the Class in this Action have not received payment for their services or reimbursement for their expenses. Class members are not personally responsible for payment of attorneys' fees or expenses. As compensation for their time and their risk in prosecuting the litigation on a wholly contingent fee basis for five and a half-plus years,Lea d Counsel will ask the Court for an award of attorneys' fees in the amount of 20% of the Settlement Fund, as a common fund, and for reimbursement of their costs and expenses in the amount of no more than $1,810,000—all to be deducted from the Settlement Fund.

B. At the time the Net Settlement Fund is distributed to Class members, the Plaintiffs will seek reimbursement of their own expenses and compensation for their time devoted to this litigation in the aggregate amount of no more than $325,000 to be paid from the Settlement Fund. A separate notice of this application and an opportunity to object will later be provided to Class members who submit approved proofs of claims.

VI. FINAL APPROVAL HEARING AND THE RIGHT TO OBJECT

The Court has scheduled a Final Approval Hearing for _____, 2011 at ___ a.m. to be held at the Everett McKinley Dirksen United States Courthouse, 219 South Dearborn Street, Chicago, Illinois, Courtroom 1219. At the Fairness Hearing the Court will determine if the proposed Settlement is fair, reasonable, and adequate. The Court will also consider Lead Counsel's request for attorneys' fees and reimbursement of litigation expenses. Set forth in "V.A" above.

The time and date of the Fairness Hearing may be continued from time to time without further notice and you are advised to confirm the time and location if you wish to attend; as soon as practicable after any change in the scheduled date and time, such change will be posted on the settlement website www.pimcocommoditieslitigation.com. If you are a member of the Class, you are entitled to appear, in person or through duly authorized attorneys, and to show cause why the Settlement or other applications should or should not be approved. However, if you wish to appear you must submit a written statement, along with any materials you wish the Court to consider. This written statement must be received by the Court (at the address provided above) no later than ____, 2011 or it will not be considered. Such materials must also be sent by __ to Class Counsel and counsel for Defendants at the addresses set forth in III.B. above, or it will not be considered.

VII. CHANGE OF ADDRESS

If this Notice reached you at an address other than the one on the mailing label, or if your address changes, please enter your current information online at www.pimcocommoditieslitigation.com, or send it to the Administrator at the address set forth in VIII. below.

VIII. THE SETTLEMENT ADMINISTRATOR

The Court has appointed Rust Consulting, Inc. as the Settlement Administrator. Among other things, the Settlement Administrator is responsible for providing notice of the Settlement to the Class and processing Proof of Claim forms. You may contact the Settlement Administrator through the Settlement website (www.pimcocommoditieslitigation.com), by telephone toll free at 1 866-216-0282, or by writing to the Settlement Administrator at this address

PIMCO Commodities Litigation Settlement
c/o Rust Consulting, Inc
P.O. Box 24667
West Palm Beach, FL 33416

IX. ADDITIONAL INFORMATION

The Settlement Agreement and other important documents related to this Action are available online at www.pimcocommoditieslitigation.com and also available for review during normal business hours at the office of the Clerk of Court, United States District Court for the Northern District of Illinois, 219 South Dearborn Street, Chicago, Illinois 60604. If you have questions about this Notice, the procedure for registering, or the Settlement Agreement, you may contact Lead Counsel at the address listed in III.B. above.

DO NOT CONTACT THE JUDGE OR THE CLERK OF COURT

Dated: January __, 2011

BY ORDER OF THE COURT

Clerk of the United States District Court
Northern District of Illinois, Eastern Division

MUST BE POSTMARKED NO LATER THAN ________, 2011

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

---x

JOSEPH A. KOHEN, BREAKWATER TRADING LLC, and RICHARD HERSHEY,

Plaintiffs,

v.

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, and PIMCO FUNDS,

Defendants

---x

No. 06-cv-4681
Judge Ronald A. Guzman

PROOF OF CLAIM AND RELEASE

If you are a member of the "Class," [1] as defined below, then, in order to be entitled to a distribution, **you must complete, sign, notarize and mail this Proof of Claim and necessary supporting documentation to the Settlement Administrator at the following address by no later than ____, 2011:**

PIMCO Commodities Litigation Settlement
c/o Rust Consulting, Inc
P.O. Box 24667
West Palm Beach, FL 33416

Do not submit your claim to the Court.

The certified Class includes all persons who purchased, between May 9, 2005 and June 30, 2005, inclusive ("Class Period"), a June 2005 ten-year Treasury note futures contract ("June 2005 Contract") in order to liquidate a short position. Excluded from the Class are the defendants Pacific Investment Management Company, LLC, PIMCO Funds, and any affiliated or

[1] Unless otherwise stated, capitalized terms used herein shall have the same meanings as set forth in the Settlement Agreement. As used herein, the term "affiliate" means an entity that controls you, is under common control with you, or that you control.

associated parties. Only members of the Class who have not been excluded from the Class may participate in the Settlement.

If you are a member of the Class as described above, then, by properly filling out, signing, having notarized and returning this Proof of Claim and furnishing the required supporting documentation, you may be entitled to share in the proceeds from the Settlement. However, submission of this Proof of Claim does not assure that you will share in any of the proceeds of the Settlement.

Omission of supporting documents will make your claim defective so that it may be rejected, in which case you will be notified of such rejection and given an opportunity to remedy same.

If you are a member of the Class and you fail to submit a valid and timely Proof of Claim pursuant to the instructions set forth herein you may be precluded from any recovery from the Settlement. However, you will be bound by the terms of any judgment entered in the Action, **whether or not you submit a proof of claim.**

The completed Proof of Claim and the information submitted therewith will be treated as confidential and will be used solely for purposes of administering the Settlement.

IF YOU HAVE ANY QUESTIONS CONCERNING THIS PROOF OF CLAIM, WRITE TO, CALL, OR GO ON-LINE AT:

PIMCO Commodities Litigation Settlement
c/o Rust Consulting, Inc
P.O. Box 24667
West Palm Beach, FL 33416
1 (866)-216-0282
www.pimcocommoditieslitigation.com

DO NOT CONTACT THE COURT IF YOU HAVE QUESTIONS CONCERNING THIS PROOF OF CLAIM

STATE OF)
COUNTY OF)

________________________________, being duly sworn, deposes and says:

Item 1

1. Please provide the following information:

Claimant Name: ______________________________

___ Individual ___ Corporation ___ Estate ___Other (specify) ______________

Name of Person Executing Claim: ____________________

Capacity of Person Executing Claim: ____________________

Claimant Address: ______________________________

Claimant Daytime Phone Number: ______________

Claimant Social Security or Employer Identification Number: ______________

Claimant E-mail Address: ______________________

Nature of the Claimant's business ______________________________

If this Proof of Claim does not reflect the trades in the June 2005 Contract by any affiliates of yours, who, to your knowledge, made any transactions in June 2005 Contracts during the Class Period, then please list below the names of such affiliates.

____

____

If you leave the above line blank, then by executing this Proof of Claim, you are affirming that, to the best of your knowledge, you have no affiliates who made transactions in the June 2005 Contract during the Class Period that are not reflected in this Proof of Claim.

Item 2

2. Please list all futures commission merchants ("FCMs") through which you maintained accounts wherein you traded June 2005 Contracts during the Class Period (*i.e.*, May 9, 2005 – June 30, 2005, inclusive).

____

____

____

Item 3

3. Please provide a list of account names <u>and</u> account numbers for each FCM you listed in response to "Item 2" above wherein you traded June 2005 Contracts during the Class Period.

____

____

____

Item 4

4. Please provide proof of <u>all</u> June 2005 Contract transactions you made during the Class Period (*i.e.*, May 9, 2005 – June 30, 2005, inclusive), and any transactions that were part of open positions in June 2005 Contracts as of the start of the Class Period on May 9, 2005, by enclosing photocopies of daily brokerage confirmations, monthly account statements, or other documents evidencing purchases and/or sales of June 2005 Contracts. You should provide proof for each and every such transaction regardless of whether the transaction resulted in a gain or a loss and regardless of whether the transaction concerned short or long positions in the June 2005 Contract.

Such proof should reflect the date, price, and quantity of all such June 2005 Contract transactions. Also, if available, you should supply the time, to the nearest minute, of executions of all transactions in June 2005 Contracts made during the Class Period.

If any such documents are not in your possession, please obtain them or their equivalent from your broker or tax advisor or other sources if it is possible for you to do so.

If you have this information in an electronic form, you are strongly encouraged also to return a disk in Microsoft Excel format along with a hard copy printout in order to expedite the treatment of your Proof of Claim.

Item 5

5. The Settlement Administrator needs to determine the dates on which you traded and your open position as of the time of the trades. In listing the information requested below, you should always use trade dates, not settlement dates. It is important that you supply the information requested to the fullest extent that you are able to do so.

Item 6

A.

6. The Settlement Administrator needs to determine any open position (long or short) in June 2005 Contracts that you held as of the start of the Class Period, May 9, 2005. This determination shall be based on trade dates, not settlement dates, for both opening and liquidating trades. Please state below any open position(s) that you held in June 2005 Contracts immediately prior to May 9, 2005.

Open Positions In The June 2005 Contract as of May 8, 2005 (by Trade Date)

Short ___ [insert the number, if any] June 2005 Contracts

Long ___ [insert the number, if any] June 2005 Contracts

B.

The Settlement Administrator needs to determine all your transactions in the June 2005 Contract during the Class Period (*i.e.*, May 9, 2005 through June 21, 2005, inclusive). Deliveries or forms of delivery need not be listed. There are thirty-one trading days in the Class Period, beginning with May 9 and continuing until June 21, 2005. You should, to the greatest extent possible, list below (or in a separate attachment, if necessary) the date of each transaction, the time of execution of the transaction within the day (if known), the price of each transaction,the amount of June 2005 Contracts in each transaction, and whether such transaction was a purchase or sale. Again, for the date of each transaction, you must use trade dates. Do not average prices of separate transactions, including transactions within a given date. To the fullest extent you are able to do so, please state the amount of June 2005 Contracts and the price of each such Contract in each separate transaction.

Transactions (By Trade Date) In June 2005 Contracts Between May 9, 2005 and June 21, 2005, Inclusive

Date of Transaction	Time of Execution of Transaction (if known)	Number of June 2005 Contracts In Transaction	Price of June 2005 Contracts In Transaction	Indicate Whether The Transaction Is A Purchase or Sale	Brokerage Firm and Account Number In Which Transaction Was Made

7. Class Counsel and the Settlement Administrator reserve the right to seek further information from you regarding your Proof of Claim.

8. It is important that you accurately disclose all transactions in June 2005 Contracts open at the start of or made during the Class Period. The Claimant expressly consents to the release to the Settlement Administrator of any and all documents reflecting the Claimant's June 2005 Contract transactions that may be obtained from third parties, including, but not limited to, your brokerage firm(s), the Commodity Futures Trading Commission and the Chicago Mercantile Exchange.

9. The Claimant certifies that reasonable efforts have been made to locate all information requested in Items 1-6 above and that all information supplied in connection with this Proof of Claim is true, correct and complete.

10. The Claimant understands that the information provided herein is subject to verification and the Claimant agrees to cooperate in any such verification including by furnishing additional information to support this claim and by assisting the Settlement Administrator if requested to do so.

11. The Claimant understands that the Settlement Administrator will determine the adequacy of the Claimant's Proof of Claim and supporting documentation. The foregoing is subject to the Defendants' right to object and the ultimate power of the Court to determine whether your Proof of Claim and supporting documentation are adequate.

12. The Claimant consents to the jurisdiction of the Court, and to the jurisdiction of the Mediator, to the extent the parties have committed issues to binding resolution by the Mediator, with respect to this Proof of Claim and for purposes of enforcing the terms of the Stipulation of Settlement or any order or judgment of the Court,

13. The Claimant agrees to the terms of the Settlement as set forth in the Stipulation of Settlement and acknowledges being bound by and subject to the terms of any order or judgment that may be entered in the Action, including the Final Approval Order and Judgment.

14. Each Claimant must execute a release and covenant not to sue in conformity with Section 9 of the Settlement Agreement in order to receive his/her/its *pro rata* share of the Settlement Fund. The Claimant agrees that the submission of this Proof of Claim constitutes a full release of and covenant not to sue on the Released Claims against the Released Parties as set forth in the Settlement Agreement and at the end of this Proof of Claim.

15. The Claimant certifies that it is not subject to backup withholding under the provisions of Section 3406(a)(1)(C) of the Internal Revenue Code because: (a) the Claimant is exempt from backup withholding, or (b) the Claimant has not been notified by the Internal Revenue Service (the "I.R.S.") that the Claimant is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the I.R.S. has notified that Claimant that the Claimant is no longer subject to backup withholding.

I declare and affirm under penalties of perjury that the foregoing statements and the documents and information attached hereto, including the Social Security or Employee Identification Number shown on this Proof of Claim, are true, correct and complete, and that I agree to the Release and Covenant Not To Sue which follows.

This Proof of Claim was executed this ______ day of __________ 20____ in __________ (City), ___________(State), ____________ (Province), ______________(Country).

____
Signature of Claimant

____
Type or Print Name

____
Capacity of Person Signing (*e.g.*, President, Trustee, Custodian, etc.)

If you are acting for an entity, please submit proof of your authority (*e.g.*, corporate resolution, trust agreement, etc.).

Sworn to before me this _______ day of ________________, 20__

____
Notary Public

RELEASES AND COVENANT NOT TO SUE

(a) In addition to the effect of any final judgment entered in accordance with this Settlement Agreement, in the event that this Settlement Agreement is approved by the Court after the Settlement Hearing, Defendants and their past, present and future parents, subsidiaries, divisions, affiliates, stockholders, and each and any of their respective stockholders, members, officers, directors, insurers, general or limited partners, employees, agents, legal representatives (and the predecessors, heirs, attorneys and executors, administrators, successors and assigns of each of the foregoing) (individually and collectively, the "Released Parties") are and shall be released and forever discharged to the fullest extent permitted by law from and against any and all manner of claims, demands, actions, suits, causes of action, damages whenever incurred, liabilities of any nature and kind whatsoever, including without limitation costs, expenses, penalties and attorneys' fees, known or unknown, suspected or unsuspected, in law or equity, that each and every Class Member (including any of their past, present or future parents, subsidiaries, divisions, affiliates, stockholders, and each and any of their respective stockholders, officers, directors, insurers, general or limited partners, agents, attorneys, employees, legal representatives, trustees, associates, heirs, executors, administrators, purchasers, predecessors, successors and assigns, acting in their capacity as such), whether or not they object to the Settlement and whether or not they make a claim upon or participate in the Settlement Fund (the "Releasing Parties"), ever had, now has, or hereafter can, shall or may have, directly, representatively, derivatively or in any other capacity, arising in any way out of any losses or transactions in the June Contract or the underlying "cheapest-to-deliver" note for the June Contract (*i.e.*, the 10-year Treasury note due February 15, 2012), that is, the nucleus of operative facts alleged or at issue or underlying the action, whether or not asserted in the Action (the "Released Claims"). Each Class Member hereby covenants and agrees that he/she/it shall not sue or otherwise seek to establish or impose liability against any Released Party based, in whole or in part, on any of the Released Claims.

(b) In addition, each Releasing Party hereby expressly waives and releases any and all provisions, rights, and benefits conferred by § 1542 of the California Civil Code, which reads:

> **Section 1542. <u>General Release; extent</u>. A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor;**

or by any law of any state or territory of the United States or other jurisdiction, or principle of common law, which is similar, comparable or equivalent to § 1542 of the California Civil Code. Each Releasing Party may hereafter discover facts other than or different from those which he, she or it knows or believes to be true with respect to the claims which are the subject matter of this Section 9 but each Releasing Party, through this Settlement Agreement, and with the ability to seek independent advice of counsel, hereby expressly waives and fully, finally and forever settles and releases any known or unknown, suspected or unsuspected, contingent or non-contingent claim that would otherwise fall within the definition of Released Claims, whether or not concealed or hidden, without regard to the subsequent discovery or existence of such different or additional facts. The releases herein given by the Released Parties shall be and remain in effect as full and complete releases of the claims set forth in the Action, notwithstanding the later discovery or existence of any such additional or different facts relative hereto or the later discovery of any such additional or different claims that would fall within the scope of the release provided in Section 9 of the Settlement Agreement (Section (a), *supra*), as if such facts or claims had been known at the time of this release.

EXHIBIT D

NOTICE OF CLASS ACTION SETTLEMENT

If You Purchased a June 2005 Ten Year Treasury Note Futures Contract ("June Contract") Between May 9, 2005 and June 30, 2005, Inclusive, In Order to Liquidate A Short Position In the June Contract, Then Your Rights May Be Affected and You May Be Entitled To A Benefit

The purpose of this notice is to inform you of a Settlement with defendants Pacific Investment Management Company, LLC and PIMCO Funds ("Defendants") in the certified class action *Hershey, et al., v. Pacific Investment Management Company, LLC, et al.*, Docket No. 05-cv-04681 (RAG) ("Action") pending in the U.S. District Court for the Northern District of Illinois. The Court has scheduled a public Final Approval Hearing on _____, 2011, ____ [a.m. / p.m.] at the Everett McKinley Dirksen United States Courthouse, 219 South Dearborn Street, Chicago, Illinois, Courtroom 1219.

In order to resolve the claims against them, Defendants have agreed to wire transfer $59,375,000 into the Escrow Account within ten days of the Court's Order requiring that notice be sent to the Class and an additional $59,375,000 into the Escrow account at least seven days before the Final Approval Hearing. Together, the foregoing payments, plus all interest earned thereon, constitute the Settlement Fund.

A copy of the Settlement Agreement, the formal Settlement Notice, Proof of Claim and other important documents are available on the settlement website at www.pimcocommoditieslitigation.com. For additional information, you may also contact the Settlement Administrator (Rust Consulting, Inc.) at 1 866-216-0282.

If you are a member of the Class, you may seek to participate in the Settlement by filing a Proof of Claim on or before ____, 2011. You may obtain a Proof of Claim on the settlement website referenced above. If you are a member of the Class but do not file a Proof of Claim, you will still be bound by the releases set forth in the Settlement Agreement if the Court enters an order approving the Settlement Agreement. All objections must be made in accordance with the instructions set forth in the formal Settlement Notice and filed with the Court and served on the Parties' counsel by _____, 2011.

EXHIBIT E

ESCROW AGREEMENT

THIS ESCROW AGREEMENT, dated as of January [21], 2011 ("Agreement"), is entered by and among; defendants Pacific Investment Management Company, LLC and PIMCO Funds (collectively "Defendants"); Boies, Schiller & Flexner LLP and Dechert LLP (collectively "Defendants' Counsel"); Breakwater Trading, LLC, Richard Hershey and Joseph Kohen (collectively, "Class Plaintiffs"), individually and as representatives of the certified class in the Litigation (as defined below); Lovell Stewart Halebian Jacobson LLP ("Class Counsel"); and Rust Consulting, Inc., in the capacity of escrow agent.

RECITALS:

WHEREAS, Defendants and the Class Plaintiffs are parties to a certified class action litigation captioned *Kohen, et al. v. Pacific Investment Management Company, LLC, et al.*, Case No. 05-cv-4681 (the "Litigation") filed in the United States District Court for the Northern District of Illinois Eastern Division ("Court");

WHEREAS, Defendants and Class Plaintiffs have reached an agreement with respect to the settlement and resolution of the Litigation as reflected in the Stipulation and Agreement of Settlement among such parties, dated January [21], 2011 (the "Settlement Agreement), a true and correct copy of which is attached hereto as Exhibit A.

WHEREAS, the Settlement Agreement has been submitted to, and is subject to the approval of, the Court; and

WHEREAS, the Settlement Agreement contemplates the execution and delivery of this Agreement and the deposit of cash by Defendant into an escrow account to be controlled and disbursed by Escrow Agent in accordance with the terms of this Agreement.

NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto, hereby agree as follows:

AGREEMENT:

1. Definitions:

(a) All capitalized terms used herein and not otherwise defined shall have meaning ascribed thereto in the Settlement Agreement.

(b) "Bank" shall mean J.P. Morgan Chase Bank, NA with its principal address at 270 Park Avenue, New York, New York 10017.

(c) "Business Day" means any day other than a Saturday or a Sunday or a day on which banks located in New York, New York generally are authorized or required by law to close.

(d) "Escrow Agent" means Rust Consulting, Inc. or any successor escrow agent appointed pursuant to Section 9 hereof.

(e) "Escrow Account" means an account established by Escrow Agent with the Bank to directly receive Defendant's deposit of the Settlement Funds, as more specifically described in Section 3 below.

(f) "Escrow Funds" means (i) the Settlement Funds deposited into the Escrow Account by Defendant pursuant to this Agreement, and (ii) any and all earnings and/or interest from investment of the Settlement Funds.

(g) "Settlement" means the settlement of the Litigation pursuant to the terms of the Settlement Agreement.

(h) "Settlement Class Members" means members of the certified class in the Litigation.

(i) "Settlement Funds" shall have the meaning ascribed therein to Section 4 below.

(j) "Tax Expenses" shall have the meaning ascribed therein to Section 8(d) below.

(k) "Taxes" shall have the meaning ascribed therein to Section 8(d) below.

(l) "Terminating Event" shall have the meaning ascribed therein to Section 7 below.

(m) "Written Direction" shall mean a written notification, signed by Class Counsel, and by Defendants' Counsel, substantially in the form attached hereto as Exhibit B.

2. Appointment of and Acceptance by Escrow Agent. Class Counsel, on behalf of the Class Plaintiffs and Settlement Class Members and themselves, and Defendants and Defendants' Counsel hereby appoint Rust Consulting, Inc. to serve as Escrow Agent under the terms and conditions of this Agreement. Escrow Agent hereby accepts such appointment, and agrees to control and disburse the Escrow Funds, subject to and in accordance with the terms and conditions of this Agreement.

3. Establishment of Escrow Account. The Escrow Agent and Class Counsel have established an escrow account with the Bank. The name of the Escrow Account shall be in the following form: In re PIMCO Commodities Litigation Trust Account (QSF). The wire instructions for the Escrow Account have been provided to Class Counsel and Defendants' Counsel.

4. Deposit of Escrow Funds. No later than ten days after entry of the Scheduling Order, Defendant PIMCO shall deposit via wire transfer directly into the Escrow Account an amount in cash equal to $59,375,000 ("Initial Payment"). At least seven days before the Final Approval Hearing, Defendant PIMCO shall deposit via wire transfer directly into the Escrow Account an amount in cash equal to $59,375,000 ("Additional Payment"). "Settlement Funds" shall mean the sum of the Initial Payment, the Additional Payment and all interest and/or earnings accrued thereon. Promptly upon receipt of notification and confirmation of such Initial Payment and Additional Payment from the Bank, Escrow Agent shall confirm in writing to Class Counsel and Defendants' Counsel receipt of the Settlement Funds into the Escrow Account.

5. Investment of the Escrow Funds.

(a) The Escrow Funds shall be invested and reinvested in any one or a combination of the following investment options pursuant to Written Directions signed by both Class Counsel and Defendant's Counsel: (i) obligations issued or guaranteed by the United States of America or its agencies or instrumentalities with maturity dates of ninety (90) days or less; (ii) certificates of deposit with maturity dates of ninety (90) days or less issued by any United States bank having combined capital, surplus and undistributed profits of at least $15,000,000,000, (iii) repurchase agreements fully collateralized by securities described in clause (i); (iv) money market funds having a rating in the highest investment category granted thereby by a nationally recognized credit rating agency at the time of acquisition; or (v) demand deposits with any United States bank having combined capital, surplus and undistributed profits of at least $15,000,000,000. In the event no written investment instructions are received by the Escrow Agent, the Escrow Funds shall be invested and reinvested in (iv) above. The Escrow Funds shall be deemed and considered to be in *custodia legis* of the Court, and shall remain subject to the jurisdiction of the Court, until such time as the Escrow Funds are fully distributed or upon further order(s) of the Court.

(b) To the extent practicable, monies and income credited to the Escrow Account shall be invested in such a manner so as to be available for uses at the times where monies are expected to be disbursed by the Escrow Agent as set forth herein.

(c) The Escrow Agent shall have no responsibility for any investment losses resulting from the investment, reinvestment or liquidation of the Escrow Funds if done in accordance with the terms of this Agreement. It is understood and agreed that the Escrow Agent or its affiliates may derive financial benefits from the financial institution(s) in connection with the deposit and investment of Settlement Funds with such institution(s), including without limitation, discounts on eligible banking services and fees, and loans at favorable rates.

6. Disbursement of Escrow Funds. Subject to the terms hereof, Escrow Agent shall only disburse the Escrow Funds in accordance with the following:

i) Escrow Agent shall cause or permit the transfer and distribution of the Escrow Funds in accordance with a Written Direction signed by both Class Counsel and Defendants' Counsel.

ii) Escrow Agent shall otherwise dispose of the Escrow Funds as the Court may direct by an order issued in the Litigation.

iii) Escrow Agent shall withhold from such transfer and distribution amounts necessary for payment of or reserves for payment of Taxes, associated Tax Expenses (if any) and expenses of Escrow Agent in connection herewith.

iv) Notwithstanding anything in this Paragraph 6, upon execution of this Agreement, up to $200,000 of the Settlement Fund may be disbursed to Class Counsel from the Escrow Account and used for Class notice and administration expenses without further order of the Court.

7. Termination of Settlement Agreement. If the Settlement in this action is not approved or the Settlement Agreement is terminated, canceled, or voided for any reason ("Terminating Event"), all Escrow Funds paid into the Escrow Account by Defendant (and interest thereon) shall be refunded to Defendant, net of any disbursements from the Escrow Account in accordance with Section 6 of this Agreement. In such case, the refund shall occur within five (5) Business Days of (i) Class Counsel and Defendant's Counsel providing Written Directions notifying Escrow Agent of the Terminating Event and instructing Escrow Agent to refund the Escrow Funds to Defendant, or (ii) receipt of an order issued by the Court in the Litigation directing that the Escrow Funds be refunded to Defendant. The refund to Defendant shall be reduced by any Taxes and Tax Expenses (as those terms are defined below) paid or owed, as applicable, to the date of the Terminating Event, unless otherwise set forth in the applicable Court order.

8. Preparation and Payment of Taxes.

(a) The Escrow Agent shall establish and treat the Escrow Account as being at all times a "qualified settlement fund" within the meaning of Treas. Reg. § 1.468B-1. In addition, the Class Counsel shall make such elections as necessary or advisable to carry out the provisions of the Settlement Agreement, including the "relation-back election" (as defined in Treas. Reg. § 1.468B-1(j)(2)(ii)), back to the earliest permitted date. Such elections shall be made in compliance with the procedures and requirements contained in such regulation.

(b) It shall be the responsibility of the Escrow Agent to timely and properly prepare and deliver the necessary documentation for signature by all necessary parties, and thereafter to cause the appropriate filing(s) to occur. For the purpose of Treas. Reg. § 1.468B-2(k)(3), the "administrator" shall be Rust Consulting, Inc.

(c) The Escrow Agent shall timely and properly file all informational and other tax returns necessary or advisable with respect to each Escrow Account (including without limitation the returns described in Treas. Reg. § 1.468B-2). Such returns shall reflect that all required taxes (including any estimated taxes, interest or penalties) on the income earned by each Escrow Account shall be paid out of such Escrow Account.

(d) All taxes (including any estimated taxes, interest or penalties) arising with respect to the income earned by each Escrow Account ("Taxes") shall be paid out of such Escrow Account. Expenses and costs incurred in connection with the operation and implementation of this Section (including, without limitation, reasonable, out-of-pocket expenses of tax attorneys and/or accountants and mailing and distribution costs and expenses relating to filing (or failing to file) the returns described herein) ("Tax Expenses"), shall be paid in accordance with Section 12 below. Further, Taxes shall be treated as, and considered to be, a cost of administration of the Settlement Agreement and shall be timely paid out of each Escrow Account without prior order from the Court, and the Escrow Agent shall be obligated (notwithstanding anything herein to the contrary) to withhold from distribution to Settlement Class Members any monies necessary to pay such amounts including the establishment of adequate reserves for any Taxes and (as well as any amounts that may be required to be withheld under Treas. Reg. §1.468B-2(*l*)), all as directed by Class Counsel.

(e) Defendant is not responsible and shall have no liability therefore or for any reporting requirements that may relate thereto. The parties hereto agree to exercise their commercially reasonable efforts to cooperate with the Escrow Agent, each other, and their tax attorneys and accountants to the extent reasonably necessary to carry out the provisions of this Section.

9. Resignation and Removal of Escrow Agent.

(a) Escrow Agent may resign from the performance of its duties hereunder at any time by giving thirty (30) days prior written notice of its resignation to Class Counsel and Defendants' Counsel or may be removed, with or without cause, by Class Counsel and Defendants' Counsel by them collectively furnishing thirty (30) days prior written notice to Escrow Agent. Such resignation or removal shall take effect upon the earlier of: (a) the appointment of a successor Escrow Agent as provided below, or (b) thirty (30) days after the written notice referenced above is received by Class Counsel and Defendants' Counsel.

(b) Upon any such notice of resignation or removal, Class Counsel and Defendants' Counsel shall jointly appoint a successor Escrow Agent hereunder. Upon the acceptance in writing of any appointment as Escrow Agent hereunder by a successor Escrow Agent, such successor Escrow Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Escrow Agent, and the retiring Escrow Agent shall be discharged from its duties and obligations under this Escrow Agreement, but shall not be discharged from any liability for actions taken as Escrow Agent hereunder prior to such succession.

(c) The retiring Escrow Agent shall transmit all records pertaining to the Escrow Funds and shall transfer all Escrow Funds to the successor Escrow Agent, after making copies of such records as the retiring Escrow Agent deems advisable. If Class Counsel and Defendants' Counsel fail to designate a successor Escrow Agent within thirty (30) days of receiving Escrow Agent's written notice of resignation, Escrow Agent may, at its sole discretion and option, petition any court of competent jurisdiction for the appointment of a successor Escrow Agent.

Notwithstanding anything to the contrary in the foregoing, the Escrow Agent or any successor escrow agent shall continue to act as Escrow Agent until a successor is appointed and qualified to act as Escrow Agent hereunder.

10. Conflicting Demands or Claims. In the event Escrow Agent receives or becomes aware of conflicting demands or claims with respect to some or all of the Escrow Funds or the rights of any of the parties hereto, Escrow Agent shall have the right to discontinue any or all further acts with respect to the Escrow Funds in question until such conflict is resolved. Escrow Agent shall have the further right to commence or defend an action or proceeding for the resolution of such conflict. The Escrow Agent shall have the option, after 30 calendar days' notice to the other parties of its intention to do so, to file an action in interpleader requiring the parties to answer and litigate any claims and rights among themselves.

11. Liability of Escrow Agent. The duties and obligations of Escrow Agent shall be determined by the express provisions of this Agreement, and no implied duties or obligations shall be inferred or otherwise imposed upon or against Escrow Agent, and Escrow Agent shall not be liable except for the performance of such duties and obligations as are specifically set out in this Agreement. Escrow Agent shall be protected in acting upon any written notice, request, waiver, consent, certificate, receipt, authorization, power of attorney or other paper or document which Escrow Agent in good faith believes to be genuine and what it purports to be, including, but not limited to, items requesting or authorizing release, disbursement or retainage of the subject matter of this Agreement and items amending the terms of this Agreement. It is expressly understood that Escrow Agent is obligated only to receive, hold and invest the Escrow Funds as set forth in this Agreement, and to disburse the same in accordance with the Written Instructions given under the provisions of this Agreement. Escrow Agent shall not be liable or responsible to anyone for any damages, losses or expenses unless the same shall be caused by the gross negligence or willful misconduct of Escrow Agent (provided that, if any Escrow Funds are placed in the wrong account or otherwise misplaced due to the Escrow Agent's mistake, said Escrow Funds shall be returned or reimbursed to the Escrow Account by the Escrow Agent). In any event, Escrow Agent's liability shall not exceed the return or reimbursement of the Escrow Account as it is then constituted as set forth in the preceding sentence. The other parties to this Agreement agree to and hereby waive any suit, claim demand or cause of action of any kind which it or they may have or may assert against Escrow Agent arising out of or relating to the execution or performance by Escrow Agent under this Agreement, unless such suit, claim, demand or cause of action is based upon gross negligence or willful misconduct of Escrow Agent. The other parties to this Agreement further agree to indemnify and hold harmless Escrow Agent against and from any and all claims, demands, costs, liabilities and expenses, including reasonable attorneys' fees and expenses, which may be asserted against Escrow Agent or to which it may be exposed or which it may incur by reason of its execution or performance under this Agreement, except those resulting from willful misconduct or gross negligence. This Section shall survive the termination of this Agreement for any reason.

12. Compensation of Escrow Agent. Escrow Agent shall be entitled to reasonable compensation as agreed among Escrow Agent, Class Counsel and Defendants' Counsel, as well as reimbursement for its reasonable costs and expenses incurred in connection with the

performance of its obligations under this Agreement (including, without limitation, reasonable attorneys' fees and legal expenses). Class Counsel shall be solely responsible effectuating payment to the Escrow Agent to which it is entitled under this Section, and any such compensation shall be from the Escrow Funds.

13. Reports and Accounting. Escrow Agent will provide reports as requested to Class Counsel and Defendants' Counsel reflecting income and disbursement activity in the Settlement Fund Account for the period and year to date. The Escrow Agent shall further issue a final report and accounting that summarizes the income, expenses, and disbursements associated with the administration of the Settlement Fund Account and such other reports as request may reasonably require from time to time. Escrow Agent shall provide copies of the final report and accounting as requested to the parties.

14. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been validly served, given or delivered five (5) days after deposit in the United States mails, by certified mail with return receipt requested and postage prepaid, when delivered personally, one (1) day after delivery to any overnight courier, or when transmitted by facsimile transmission facilities, and addressed to the party entitled to be notified as follows:

If to Class Counsel, then to:

Christopher Lovell
Lovell Stewart Halebian Jacobson LLP
61 Broadway, Suite 501
New York, New York 10006
Tel: (212) 608-1900

If to Defendant's Counsel, then to:

Robert B. Silver
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, New York 10022
Tel: (212) 446-2300

If to Escrow Agent, then to:

Ken Wood
Rust Consulting, Inc.
625 Marquette Avenue, Suite 880
Minneapolis, Minnesota 55402
Tel: (612) 359-2000

or to such other address as each party may designate for itself by like notice.

15. Rights to Accounts. Neither the Representative Plaintiffs nor any Settlement Class Members shall have any right or title to or interest in any portion of the Escrow Funds except as provided by order of the Court and as set forth in the Settlement Agreement.

16. Amendment or Waiver. This Escrow Agreement may be changed, waived, discharged or terminated only by a writing signed by all of the parties to this Escrow Agreement. No delay or omission by any party in exercising any right with respect hereto shall operate as a waiver. A waiver on any one occasion shall not be construed as a bar to, or waiver of, any right or remedy on any future occasion. Escrow Agent agrees to negotiate an amendment of this Escrow Agreement with respect to the treatment, designation and/or use of the Escrow Funds, including, without limitation, the tax treatment of the Escrow Funds, should such amendment be deemed warranted by Class Counsel and Defendant.

17. Governing Law. This Escrow Agreement shall be construed and interpreted in accordance with the internal laws of the State of New York without giving effect to the conflict of laws principles thereof.

18. Entire Agreement. This Escrow Agreement constitutes the entire agreement between the parties relating to the holding, investment and disbursement of the Escrow Funds and set forth in their entirety the obligations and duties of Escrow Agent with respect to the Escrow Funds.

19. Binding Effect/Assignment. All of the terms of this Escrow Agreement, as may be amended from time to time in accordance with the terms hereof, shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective heirs, successors and permitted assigns. No party may assign any of its rights or obligations under this Escrow Agreement without the prior written consent of the other parties hereto.

20. Counterparts. This Escrow Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Escrow Agreement may be executed and delivered in counterpart signature pages and delivered via facsimile or .pdf transmission, and any such counterpart executed and delivered via facsimile or .pdf transmission shall be deemed an original for all intents and purposes.

{Signature page follows.}

IN WITNESS WHEREOF, Class Counsel, on behalf of the Class Plaintiffs and Settlement Class Members and themselves, Defendant's Counsel, on behalf of Defendant and themselves, and Escrow Agent have each caused this Escrow Agreement to be executed under seal as of the date first above written.

Dated: January 21, 2011

Class Counsel:

By: ____________________
Christopher Lovell
Lovell Stewart Halebian Jacobson LLP
61 Broadway, Suite 501
New York, New York 10006
Tel: (212) 608-1900

Defendants' Counsel:

By: Robert Silver
Robert B. Silver
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, New York 10022
Tel: (212) 446-2300

Attorneys for PIMCO

By: ____________________
Matthew L. Larrabee
Dechert LLP
One Maritime Plaza
Suite 2300
San Francisco, CA 94111
(415) 262-4500

Attorneys for PIMCO Funds

Escrow Agent:
Rust Consulting, Inc.

By: ____________________
Name: ____________________
Title: ____________________

IN WITNESS WHEREOF, Class Counsel, on behalf of the Class Plaintiffs and Settlement Class Members and themselves, Defendant's Counsel, on behalf of Defendant and themselves, and Escrow Agent have each caused this Escrow Agreement to be executed under seal as of the date first above written.

Dated: January 21, 2011

Class Counsel:

By: ____________________
Christopher Lovell
Lovell Stewart Halebian Jacobson LLP
61 Broadway, Suite 501
New York, New York 10006
Tel: (212) 608-1900

Defendants' Counsel:

By: ____________________
Robert B. Silver
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, New York 10022
Tel: (212) 446-2300

Attorneys for PIMCO



By: ____________________
Matthew L. Larrabee
Dechert LLP
One Maritime Plaza
Suite 2300
San Francisco, CA 94111
(415) 262-4500

Attorneys for PIMCO Funds

Escrow Agent:
Rust Consulting, Inc.

By:____________________
Name:____________________
Title:____________________

EXHIBIT A

Settlement Agreement

EXHIBIT B

JOINT WRITTEN DIRECTION

Kohen, et al. v. Pacific Investment Management Company, LLC, et al., Case No. 05-cv-4681
ACCOUNT # ____________________

In accord with the Escrow Agreement, dated ________________________, 20___ and the Settlement Agreement referenced in the Escrow Agreement, Class Counsel and Defendants' Counsel direct Rust Consulting, Inc., as the Escrow Agent, to take the following action with respect to the Escrow Funds:

The Escrow Agent shall ____
____
____
__________________________.

DATED: _____________, 20____

By: ______________________________
Christopher Lovell
Lovell Stewart Halebian Jacobson LLP
61 Broadway, Suite 501
New York, New York 10006
Tel: (212) 608-1900

By: ___________________________
Robert B. Silver
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, New York 10022
Tel: (212) 446-2300

Attorneys for PIMCO

By: ______________________
Matthew L. Larrabee
Dechert LLP
One Maritime Plaza
Suite 2300
San Francisco, CA 94111
(415) 262-4500

Attorneys for PIMCO Funds

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

JOSEF A. KOHEN, BREAKWATER TRADING LLC, and RICHARD HERSHEY,

Plaintiffs,

v.

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, PIMCO FUNDS, and John Does 1-100,

Defendants.

Master File No. 05 CV 4681

Judge Ronald A. Guzman

SUPPLEMENTAL AGREEMENT

This Supplemental Agreement (the "Supplemental Agreement") is intended to be incorporated into the Stipulation and Agreement of Settlement dated as of January [21], 2011 (the "Settlement Agreement"). The terms used herein shall have the same meanings as in the Settlement Agreement.

IT IS HEREBY AGREED AS FOLLOWS:

1. If the Court allows opt outs and requires that any opt-outs provide the data specified in Section 10(h) of the Settlement Agreement, and the Settlement Administrator determines that the aggregate "Net Artificiality Paid" (i.e., Artificiality Paid less Artificiality Received) of all Class members who opt out exceeds $15,000,000, then Defendants shall have the right, but not the obligation, to terminate the Settlement Agreement. For the avoidance of doubt, the determination of Net Artificiality Paid for this provision shall be subject to the review process set forth in Section 10(f) of the Settlement Agreement.

2. If the Court allows opt outs and does not require that any and all opt-outs provide the data required in Section 10(h) of the Settlement Agreement and if the Parties are otherwise unable within 50 days of the date on which the identity of all opt outs is known to the Parties to obtain data sufficient to determine the Net Artificiality Paid of any and all persons permitted to opt out, then Defendants shall have the right to seek to terminate the Settlement Agreement to protect their right to terminate set forth in Paragraph 1 hereof, but only if they provide written notice of their intention to do so within 60 days of the date on which the identity of all opt outs is known to the Parties. Plaintiffs shall have 30 days in which to oppose termination, the Defendants shall have 15 days in which to respond, and the Mediator shall thereafter determine whether Defendants are permitted to terminate the Settlement under this provision. His determination shall be binding.

3. (a) If the Court allows opt outs but does not require them to provide the data specified in Section 10(h) of the Settlement and the Defendants do not exercise their right to terminate in the foregoing Paragraph or the Mediator determines that the Defendants may not terminate, then the parties shall work in good faith to obtain information relating to the amount the persons who have opted out would have received, had they instead filed proofs of claim and participated in receiving the benefits of the Settlement Fund, to allow effectuation of Defendants' reversion rights under Sections 10 d and e of the Settlement Agreement.

(b) The parties shall work in good faith to agree on the range of the reversion amount owed to Defendants based on opt-outs pursuant to Section 10(d) of the Settlement Agreement and, based on that range, on an amount that should be withheld from distribution from the Settlement Fund, including up to 100% of the Settlement Fund to protect Defendants' reversion rights under Sections 10 (d) and (e) of the Settlement Agreement. If the parties cannot agree following such good faith efforts, they shall make submissions to the Mediator, who shall then make a recommendation or determine that he has insufficient data to make a recommendation.

(c) If Defendants, in good faith, believe that they cannot accept the Mediator's recommendation of the amount of the reserve in (c) above, or if the Mediator determines that he does not have enough data to make such a recommendation, then Defendants shall have the right to insist that a lesser distribution and a greater withholding be made including that up to 100% of the Settlement Fund be withheld and no disbursements or distributions of it be made until after the statute of limitations has run on the claims of any and all persons permitted to opt out, and every person who sues PIMCO pursuant to the opt-out right has provided data sufficient to calculate his/her/its Adjusted Allowed Claim. In that event, the distribution shall be delayed in whole or in part consistent with PIMCO's good faith position. The issue of whether PIMCO's position under this sub-paragraph is taken in good faith shall be subject to challenge by Plaintiffs before the Mediator and shall be subject to binding resolution by the Mediator.

(d) All data submitted by opt outs to PIMCO shall be provided to the Settlement Administrator who shall calculate the amounts such opt-outs would have received had they instead filed proofs of claim and participated in receiving the benefits of the Settlement Fund in accordance with Paragraph 10 of the Settlement Agreement, and Defendants shall be entitled to reversion as set forth in Paragraph 10 of the Settlement Agreement.

4. The Defendants agree that they will make no effort to suggest, solicit, facilitate or otherwise encourage any Class Members to object to the Settlement Agreement or to opt out regardless of whether the Court modifies the terms of the Settlement Agreement and permits Class Members a second opportunity to exclude themselves from the Class.

5. Lead/Class Counsel stipulate that any representation, encouragement, solicitation or other assistance by them or experts or consultants who have worked with them on this matter, including but not limited to referral to other counsel or experts or consultants, to any person seeking exclusion from the Class, or any other person seeking to litigate with Defendant over what Defendant contends are any of the Released Claims in this matter, would be inconsistent with their exercising their best efforts to effectuate this Settlement and could place Class Counsel in a conflict of interest with the Class. Therefore, consistent with Class Counsel's independent professional judgment and decision to avoid the risk of a conflict of interest, Class Counsel and their respective firms and the experts and consultants with whom they have worked on this matter, to the extent not violative of any rules of professional conduct, agree not to represent, encourage, solicit or otherwise assist, in any way whatsoever, including but not limited to, referrals to other counsel or experts or consultants, any person in requesting exclusion from the Class. If any party bound by this provision receives a request for assistance covered by this provision, it will within 5 business days provide Defendants with notice of such request.

6. Any disputes concerning (i) responses to objections or requests to opt out, if any, or (ii) any other papers proposed to be filed by either party in this Action, or (iv) any request to make statements to the media as described in Paragraph 8 below, or (v) the interpretation or application of this Supplemental Agreement, shall be presented to the Mediator for binding resolution.

7. Unless directed otherwise by the Court, this Supplemental Agreement shall not be filed with the Court unless directed to do so by the Court and,in that event,it shall be filed under seal and the Parties will request that the Court order that it be maintained under seal. The terms and conditions of this Supplemental Agreement may be disclosed to the Parties and the Court,

but shall otherwise be kept confidential and shall not be disclosed, unless otherwise ordered by the Court, to any other person.

8. No one covered by the confidentiality provision set forth in Paragraph 18 of the Settlement Agreement shall make any statements to the media, except that either Lead Counsel or Defendants or Defendants' Counsel may make such statements if they first request and obtain permission of the Mediator.

9. Each counsel or other person executing the Supplemental Agreement on behalf of any party hereto hereby warrants that such person has the full authority to do so.

10. In the event that the Settlement is terminated, nothing in the Settlement Agreement, Exhibits thereto, or supporting briefs and papers related to same may be used by either party as an admission or as other evidence in any subsequent proceeding, and both Plaintiffs and Defendants will oppose such use if attempted by a third party.

IN WITNESS WHEREOF, the parties hereto have caused the Supplemental Agreement to be executed, by their duly authorized attorneys, dated as of 1/21/11.



Robert Silver
BOIES, SCHILLER & FLEXNER LLP
575 Lexington Ave.
New York, NY 10022

Attorneys for Pacific Investment Management Company LLC ("PIMCO")

And

Matthew L. Larrabee
DECHERT LLP
One Maritime Plaza
Suite 2300
San Francisco, CA 94111
(415) 262-4500

Attorneys for PIMCO Funds

Christopher Lovell (CL-7595)
Craig M. Essenmacher
Christopher M. McGrath
LOVELL STEWART HALEBIAN JACOBSON LLP
61 Broadway, Suite 501
New York, NY 10006
Telephone: (212)608-1900
Facsimile: (212)719-4677

Lead Counsel For Plaintiffs and the Class

10. In the event that the Settlement is terminated, nothing in the Settlement Agreement, Exhibits thereto, or supporting briefs and papers related to same may be used by either party as an admission or as other evidence in any subsequent proceeding, and both Plaintiffs and Defendants will oppose such use if attempted by a third party.

IN WITNESS WHEREOF, the parties hereto have caused the Supplemental Agreement to be executed, by their duly authorized attorneys, dated as of 1/21/11.

Robert Silver
BOIES, SCHILLER & FLEXNER LLP
575 Lexington Ave.
New York, NY 10022

Attorneys for Pacific Investment Management Company LLC ("PIMCO")

And



Matthew L. Larrabee
DECHERT LLP
One Maritime Plaza
Suite 2300
San Francisco, CA 94111
(415) 262-4500

Attorneys for PIMCO Funds

Christopher Lovell (CL-7595)
Craig M. Essenmacher
Christopher M. McGrath
LOVELL STEWART HALEBIAN JACOBSON LLP
61 Broadway, Suite 501
New York, NY 10006
Telephone: (212)608-1900
Facsimile: (212)719-4677

Lead Counsel For Plaintiffs and the Class

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

JOSEF A. KOHEN, BREAKWATER TRADING LLC, and RICHARD HERSHEY, Plaintiffs, v. PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, PIMCO FUNDS, and John Does 1-100, Defendants.	:	Master File No. 05 CV 4681 Judge Ronald A. Guzman

PLAINTIFFS' MOTION FOR AN ORDER ESTABLISHING DATES AND PROCEDURES UNDER RULE 23 FOR FINAL APPROVAL <u>OF CLASS ACTION SETTLEMENT</u>

Plaintiffs, by and through their attorneys, respectfully move pursuant to Federal Rule of Civil Procedure 23(e) for an order that:

1. finds the proposed Settlement in the Stipulation and Agreement of Settlement ("Settlement Agreement"), which is annexed as Exhibit 1 to the Motion, to be sufficiently fair, reasonable, and adequate to warrant dissemination of notice of the proposed Settlement to the Class;

2. approves the plan for, and forms of, mailed notice and published "summary notice" of the Settlement to the Class;

3. sets an appropriate schedule for the Court's consideration of final approval of the Settlement. This includes:

a. the date, time, and place for a hearing on final approval of the proposed Settlement and Class Counsel's petitions for the award of attorneys' fees and reimbursement of expenses (the "Hearing"), at which time the parties will request the entry of a final order and judgment ("Final Order and Judgment") dismissing the Action and retaining jurisdiction for the implementation and enforcement of the proposed Settlement;

b. the deadlines for Plaintiffs to move for final approval of the Settlement and to submit the petitions for attorneys' fees, and reimbursement of expenses;

c. the deadline for members of the Class to object to the Settlement and such petitions; and

e. the other deadlines, including the deadline for mailing Class Notice and the deadline for submission of proofs of claim.

4. As is set forth in the attached supporting papers, the Settlement creates a Settlement Fund in the amount of $118,750,000 (inclusive of Class Counsel attorneys' fees, costs and expenses) for the benefit of Class members. See Stipulation of Settlement and Exhibits thereto (attached as Exhibit 1 hereto).

5. The Honorable Daniel Weinstein (Ret.) has submitted a Declaration In Support of Plaintiffs' Motion For An Order Preliminarily Approving Proposed Settlement, Scheduling Hearing For Final Approval Thereof, and Approving The Proposed Form of Notice to the Class (attached as Exhibit 2 hereto).

6. Christopher Lovell, on behalf of Class Counsel, has submitted a Declaration In Support of Motion For Preliminary Approval of Settlement (attached as Exhibit 3 hereto).

7. As is set forth in the accompanying Plaintiffs' Memorandum In Support of Motion For An Order Establishing Dates and Procedures Under Rule 23 For Final Approval of Class Action Settlement, this Settlement warrants preliminary approval.

8. Moreover, the program of notice proposed by this Motion is the same as that previously approved by the Court. *Compare* Plaintiffs' And Class' Motion and Memorandum In Support of Approval of The Forms of Notice To The Class and the Plan of Notice dated August 7, 2009 *with* [Proposed] Order Preliminarily Approving Proposed Settlement, Scheduling Hearing For Final Approval Thereof, and Approving The Proposed Form and Program of Notice To The Class ("Proposed Scheduling Order") at ¶¶2-5.

9. As is embodied in the accompany Proposed Scheduling Order, this Court should begin the process of final approval of the Settlement by granting preliminary approval, directing the program of notice, and setting a date for the Fairness Hearing (at the Court's convenience, at least 65 days after entry of the Scheduling Order) and working backwards from the Fairness Hearing to establish the other deadlines for Class members. See Proposed Scheduling Order ¶¶7-9.

10. Finally, no second right of exclusion from the Class is required, nor in the circumstances of this substantial Settlement and other facts here, appropriate. On the contrary, and as further set forth in the declaration of the Honorable Daniel Weinstein (Ret.), submitted herewith, the parties have negotiated the Settlement in reliance upon the earlier Notice of Class Action and Right to Opt Out.

Dated: January 21, 2011

Respectfully submitted,

Plaintiffs

By: _/s/ Marvin A. Miller_
Marvin A. Miller
MILLER LAW LLC
115 S. LaSalle Street, Suite 2910
Chicago, IL 60603
(312) 332-3400

/s/ Christopher Lovell
Christopher Lovell
Gary S. Jacobson
Christopher McGrath
LOVELL STEWART HALEBIAN JACOBSON LLP
61 Broadway, Suite 501
New York, NY 10006
(212) 608-1900

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

JOSEF A. KOHEN, BREAKWATER TRADING LLC, and RICHARD HERSHEY, Plaintiffs, *v.* PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, PIMCO FUNDS, and John Does 1-100, Defendants.	Master File No. 05 CV 4681 Judge Ronald A. Guzman

DECLARATION OF CHRISTOPHER LOVELL IN SUPPORT OF MOTION FOR PRELIMINARY APPROVAL OF SETTLEMENT

CHRISTOPHER LOVELL, pursuant to 28 U.S.C. §1746, declares as follows:

1. I am a member of the law firm of Lovell Stewart Halebian Jacobson LLP (referred to together with predecessors as "Firm") and submit this declaration in support of Plaintiffs' Motion For An Order Establishing Dates And Procedures Under Rule 23 For Final Approval Of Class Action Settlement.

2. The Court appointed my Firm as Plaintiffs' interim class counsel and, later, certified this action as a class action and again approved my firm as class counsel. *Kohen v. Pacific Inv. Mgmt. Co. LLC,* 244 F.R.D. 469, 475 (N.D. Ill. 2007), *aff'd,* 571 F.3d 672, *cert. denied,* 130 S. Ct. 1504 (2010).

A. NO COLLUSION; ARMS' LENGTH SETTLEMENT

3. I personally conducted all the negotiations for Plaintiffs which produced the Stipulation and Agreement of Settlement ("Settlement Agreement") which is attached as Exhibit 1 to the Motion.

4. I affirm that all settlement negotiations were strictly at arms' length, in good faith, and absolutely free of any collusion with Defendants. On the contrary, the negotiations took place largely through an intermediary, the Honorable Daniel Weinstein (Ret.) who has served as Mediator since approximately March 2008.

5. This Mediator recommended on December 23, 2010 that the Defendants pay $118,750,000, from which all attorneys' fees and expenses would be deducted.

6. Another important relevant benefit to the Class is as follows: the shares of the Settlement Fund of Class members who fail to claim and who do nothing will not revert back to Defendants except in limited circumstances. Settlement Agreement Section 10(a), 10(d). Instead, the Settlement Agreement provides that such unclaimed funds should be redistributed among those Class members who do claim unless and until claiming Class members receive, in aggregate, 100% of the sum of their Allowed Claims (including Adjusted Allowed claims).[1] *Id.*

---

[1] The Allowed Claim is the difference between the alleged price artificiality a Class member paid and the alleged price artificiality a Class member received on their transactions in June 2005 10-year treasury futures contracts ("June Contracts") according to the alleged price artificiality estimates in Plaintiffs' expert's report, plus 3.0% simple interest from June 21, 2005 until the time of distribution to Class members.

Magistrate Judge Keys ruled against Defendants' arguments to exclude Dr. Pirrong's alleged price artificiality estimates on *Daubert* grounds. Although Defendants did not appeal from this *Daubert* ruling, they reserved all of their challenges to any allegation of any price artificiality, and as the Mediator's declaration describes, these challenges created significant risks for Plaintiffs. (*See* Mediator Dec. ¶¶ 9-12, 19, *see also* ¶8 below.)

7. The Mediator's recommendation was accepted by the parties on December 24, 2010. The Settlement Agreement documents were then negotiated with further assistance from the Mediator, and, by January 21, 2011, executed.

B. THE STRENGTH OF PLAINTIFFS' CASE ON THE MERITS MEASURED AGAINST THE TERMS OF THE SETTLEMENT

8. Defendants have vigorously denied liability and moved for summary judgment dismissing all claims. Defendants also thoroughly disputed Plaintiffs' damages estimates. Indeed, on Defendants' motions to exclude Plaintiffs' expert testimony, Magistrate Judge Keys ruled that the portions of Professor Pirrong's opinions which related to causation of damages, and certain other testimony of all but one of Plaintiffs' experts, be excluded on *Daubert* grounds (a ruling that was on appeal to Your Honor when the parties settled). Defendants also argued that **any** damages were much less than Plaintiffs' expert's estimates. As set forth in the Mediator's Declaration, these factors also created substantial risk for Plaintiffs. *See* Mediator Dec. ¶¶ 9-12, 19.

9. In previous class actions (including five class actions in which I have been involved that alleged manipulation in violation of the Commodity Exchange Act, 7 U.S.C. §1 et seq. ("CEA"), not all Class members have submitted proofs of claim. Therefore, the reversion features described in paragraph 6 above will add value for the claiming Class members.

10. No one can predict what the rate of claims by Class members will be in this particular case. Although it is certainly probable that Class members will receive less than all of their Allowed Claim (including Adjusted Allowed Claims), it is also probable, based upon my experience, that the amount Class members will receive is substantial and, in all events, fair and reasonable compensation in light of the remaining risks of prosecution of the claims

11. As also described in the Mediator's Declaration and in our accompanying brief, those risks include the following:

a. The Magistrate Judge's opinion could be upheld, depriving Plaintiffs of various expert testimony, including causation expert testimony;

b. Defendants' pending summary judgment motion could be granted. In this event, there would be no recovery whatsoever for Class members;

c. Plaintiffs could lose at trial, or, if successful at trial, could lose on a motion for judgment notwithstanding the verdict, or on appeals. In any of these events, there would be no recovery for the Class.

d. Even if the Plaintiffs survived all of the foregoing risks, the amount of damages awarded and sustained post-trial and on appeals, could be less than that provided by this Settlement.

12. Class Counsel would have tried to overcome all the foregoing risks. I believe that Plaintiffs should have prevailed against the motions for summary judgment and on their objections to the Magistrate Judge's Order concerning the exclusion of a substantial portion of Plaintiffs' expert testimony. But I acknowledge that there were risks for Plaintiffs arising from each of these motions and if these risks materialized their impact would have been substantial and perhaps dispositive.

13. Obviously, there were also risks for Plaintiffs arising from any trial on the merits, as well as post-trial motions and appeals. This includes risks that the amount of damages awarded to the Class (or actually received by claiming Class members) could be less than that provided by this Settlement and the Settlement Fund. If these risks had materialized, their impact would have been substantial and perhaps dispositive.

14. The foregoing risks of continued litigation strongly indicated to me that the provision of substantial compensation by this Settlement was, at the very least, a reasonable and adequate settlement of Class members' claims.

C. THE COMPLEXITY, LENGTH AND EXPENSE OF CONTINUED LITIGATION

15. The U.S. Supreme Court has called commodity futures trading "esoteric." *Merrill Lynch, Pierce, Fenner & Smith v. Curran*, 456 U.S. 353, 356 (1982) quoting H.R. Rep. No. 93-975, p. 1 (1974), 1974 U.S. Code Cong & Admin. News at 5843. The remaining litigation of the expert reports, summary judgment, and (if Plaintiffs overcame those risks) the trial and potential appeals would each involve complex issues.

16. For example, an alleged artificial price is not a tangible item. Without waiving the confidentiality of the mediation process, I note that a jury analysis of alleged price artificiality could be very different from the Plaintiffs' analysis. Resolving whether there was an artificial price and, if so, by what amount, would have involved the complexities of the workings of the U.S. Treasury and futures markets, statistical regression analyses and various abstract principles. Defendants had substantial arguments to the effect that the unusual pricing at issue was not artificial but was instead the result of aberrational or even unprecedented market conditions and that the regulators had confirmed that this was so. Plaintiffs countered all of these arguments. But I acknowledge that such arguments realistically nevertheless created risk for Plaintiffs and if the foregoing risks materialized, their impact would have been substantial and perhaps dispositive.

17. An estimate of the anticipated duration of continued litigation in the absence of this settlement should take account of resolution of the pending motions; scheduling a trial; the

trial; post trial motions; and then appeals. An appeal alone could involve years. The remaining time in the District Court, including post trial motions, could involve additional years.

18. After all that, the same claims process that will, if the Court approves the Settlement, begin this year, would still remain. Accordingly, if this proposed Settlement is approved, it will save the courts substantial time. It will likely avoid literally years of delays before Class members would receive their monies (if any) in the absence of a settlement.

D. THE AMOUNT OF OPPOSITION TO THE SETTLEMENT

19. There has been no opposition to the Settlement. My firm received virtually no contact from Class members during 2010 until the press release announcing the Settlement on December 30, 2010. Since then, two persons have contacted my Firm and provided their names and addresses to receive the proofs of claim and class notice. But there has been no negative comment.

E. THE STAGE OF THE PROCEEDINGS AND THE AMOUNT OF DISCOVERY SHOW THAT CLASS COUNSEL WAS WELL INFORMED DURING THE SETTLEMENT NEGOTIATIONS

20. At the time that I exercised my judgment to agree to the Mediator's settlement recommendation, Class Counsel had completed all fact and expert discovery. This encompassed the equivalent of approximately 11 million pages of documents. Class Counsel had also taken or defended thirty-six depositions. Class Counsel had also reviewed and either supported or deconstructed eighteen expert reports.

21. Class Counsel had also completed full briefing on the motions for summary judgment and the exclusion at trial of substantial portions of Plaintiffs' expert reports. Class Counsel had also prepared multiple mediation briefs on multiple issues. Class Counsel had also

engaged in literally dozens of settlement arguments and negotiations with the Mediator and/or Defendants.

22. In sum, all discovery had been completed and the stage of the proceedings was extremely advanced when Class Counsel exercised their judgment to accept the Mediator's December 23, 2010 proposal.

23. I respectfully submit that Class Counsel was well informed of the facts and risks in this litigation throughout the settlement negotiations and when the Settlement was made.

24. The Mediator believes that no further increase in what Defendants would pay could have been obtained. What was clear to me is that further proceedings and negotiations could only have gone forward at the risk of losing on summary judgment or risking a ruling from the District Court upholding the Magistrate Judge's decision to exclude substantial portions of Plaintiffs' experts' reports.

CONCLUSION

For the reasons stated herein, in Plaintiffs' Motion, and in the accompanying papers, I respectfully submit that the Court should enter the scheduling order and grant preliminary approval of the proposed class action Settlement.

I declare under penalty of perjury that the foregoing is true and correct.

Dated: New York, New York
January 21, 2011

Christopher Lovell
Lovell Stewart Halebian Jacobson LLP
61 Broadway, Suite 501
New York, New York 10006
(212) 608-1900

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

JOSEF A. KOHEN, BREAKWATER TRADING LLC, and RICHARD HERSHEY, Plaintiffs, v. PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, PIMCO FUNDS, and John Does 1-100, Defendants.	Master File No. 05 CV 4681 Judge Ronald A. Guzman

DECLARATION OF THE HONORABLE DANIEL H. WEINSTEIN (RET.) IN SUPPORT OF PLAINTIFFS' MOTION FOR AN ORDER PRELIMINARILY APPROVING PROPOSED SETTLEMENT, SCHEDULING HEARING FOR FINAL APPROVAL THEREOF, AND APPROVING THE PROPOSED FORM AND PROGRAM OF NOTICE TO THE CLASS

1 I, Hon. Daniel H. Weinstein (Ret.), hereby declare as follows:

2 1. From March 2008 through December 2010,I served as the mediator in connection
3 with the proposed settlement of *Kohen, et al. v. Pacific Investment Management Company LLC, et*
4 *al.*, No. 05-CV-4681 (the "Action"). I submit this Declaration in connection with *Plaintiffs'*
5 *Motion for an Order Preliminarily Approving Proposed Settlement, Scheduling Hearing for Final*
6 *Approval Thereof, and Approving the Proposed Form and Program of Notice to the Class*, filed
7 concurrently herewith. I make this declaration based on personal knowledge and am competent to
8 testify to the matters set forth herein.

9 2. All of the Parties, entities, and individuals who were represented at the mediation
10 sessions or who participated in the negotiations executed a Confidentiality Agreement indicating
11 that the mediation process was to be considered settlement negotiations for the purpose of all state
12 and federal rules protecting disclosures made during such process from later discovery and/or use
13 in evidence. The Parties further agreed that the Confidentiality Agreement extends to all present
14 and future civil, judicial, quasi-judicial, arbitral, administrative or other proceedings. Nothing in
15 my declaration divulges any privileged information. Further, the filing of this declaration does not
16 constitute the waiver of any such confidentiality.

17 3. From 1982 through 1988, I served as a Judge of the Superior Court of the State of
18 California, County of San Francisco. I also served as an Associate Justice Pro Tem of the
19 California Supreme Court and the First District Court of Appeal.

20 4. Since retiring from the bench, I have been a full-time mediator. For the past twenty
21 years, I have presided over the mediation of countless disputes, including many complex multi-
22 party disputes throughout the United States. By way of example only, I have mediated dozens of
23 class actions invovling public companies such as Enron, Homestore, Qwest, Adelphia, New
24 Century, Parmalat, Broadcom, Aviva, Marsh & McLennan, and other major New York Stock
25 Exchange and Nasdaq corporations. I have also mediated a host of other types of class actions,
26 including securities actions, ERISA actions, intellectual property actions, environmental cases,
27 subprime litigation, litigation with bankruptcy aspects, and litigation brought by borrowers, credit
28 card customers, insurance purchasers, and air crash victims. Many of the cases involve complex

fact patterns and legal issues, and involve hundreds of millions (or billions) of dollars in claimed damages. They often include numerous plaintiffs and plaintiffs' counsel, as well as numerous defendants (issuers, directors, officers, insurance carriers, professional firms, etc.) and defense counsel. For each of the last ten years, I have assisted parties in forging settlements of complex disputes involving more than one billion dollars in the aggregate.

5. I set forth my background as a mediator above to provide context for the comments that follow, and to demonstrate that my perspective on the settlement of this Action is rooted in significant experience in the resolution of complex litigation. As described below, the Action presented significant and complicated legal, factual and practical issues. The Parties were represented during the mediation process through zealous and able counsel, who negotiated aggressively and at arm's length. I am very strongly of the view that the settlement of the Action reached at the end of the mediation process represents a reasonable and practical resolution of this complex and highly uncertain litigation. The Court, of course, will make determinations as to the "fairness" of the settlement under applicable legal standards. From a mediator's perspective, however, I can say that I unreservedly recommend the settlement that has been reached as reasonable, hard-fought, arm's length, and accurately reflective of the risks and potential rewards of the claims being settled.

6. As detailed below, I oversaw two rounds of mediation in this case, culminating in the parties ultimately reaching a settlement. The initial round of mediation sessions before me occurred in New York on March 20, 2008, and continued in San Francisco on June 2-3, 2008. The parties were unable to reach a settlement agreement at the conclusion of the initial round of mediation sessions.

7. In the Fall of 2010, I had numerous additional discussions separately with each party. The second round of mediation sessions before me occurred in December of 2010, and ultimately culminated in a settlement in which approximately $118,750,000 would be proposed to be conferred on the class, including attorneys' fees and all Class and other expenses.

8. Throughout the first and second mediation processes, I stressed to each party the significant risks of going forward. As the Court knows well, this case triggered strongly contested

debate on many complex factual and legal issues. The possibility of a failure to reach a settlement posed the legitimate concern that significant resources would be consumed in the expense of ongoing litigation. In addition, both plaintiffs and defendants faced specific risks.

9. Plaintiffs faced serious risks regarding whether they would ultimately be able to demonstrate that PIMCO was liable for manipulation in this private action, which was not accompanied by a regulatory enforcement action, including as a result of PIMCO's arguments that:

(a) PIMCO had good faith, legitimate bases for its trading strategies, including because (i) PIMCO avoided transferring its position due to aberrational and inverted pricing relationships between futures contracts and solely to protect its clients in light of such aberrational market conditions, (ii) acted to secure best execution for its clients, and (iii) was in nearly daily contact with the regulators disclosing to them its positions in futures and cash instruments, projected plans, and the rationale for its trades;

(b) although PIMCO was alleged to have been "long-long" and to have hoarded the cheapest-to-deliver ("CTD") notes, the fact is that PIMCO reduced its futures position as it acquired CTD notes, largely traded into non-CTD instruments when unable to transfer its position , and, most importantly, in consultation with regulators lent its notes and thereby gave up control of them to the market, while by contrast other noteholders did the opposite and withdrew very large amounts of notes from the lending market;

(c) the challenged price increases in the June Contract were the product not of PIMCO trades but of aberrational market forces, including so-called exogenous factors (aberrational market conditions including price relationships between the futures contracts) that would have caused the challenged June price increases on their own and without any improper trading by anyone in the June Contract;

(d) Plaintiffs could not demonstrate their claimed amount of damages even if they prevailed on liability, including due to challenges to the adequacy of causation of damages proof; and

(e) all deliveries were made with CTD notes.

10. In addition, the Magistrate Judge's Order granted most of the requests in PIMCO's *Daubert* motions, and this decision threatened, if upheld by the District Court on an appeal pending at the time of settlement, to preclude Plaintiffs from producing expert evidence on causation and causation of damages, among other things.

11. Importantly, PIMCO's motion for summary judgment was pending at the time of

1 settlement and threatened to eliminate all claims against PIMCO.

2 12. Even if summary judgment had been denied, I believe that proceeding to trial and a
3 virtually certain appeal would likely have delayed any Plaintiffs' recovery of monetary
4 compensation for many years.

5 13. The Defendants, too, faced significant risks if their summary judgment motion was
6 denied and the claims proceeded to a jury trial. Particularly of concern was the theoretical size of
7 the underlying damages claim, $632,000,000. In addition, the futures trading at issue in the case
8 presented highly complex and technical financial and economic concepts, all in the context of a
9 jury trial.

10 14. On December 24, 2010, after additional intensive mediation and negotiation, the
11 Parties reached a settlement on basic terms. As detailed in the superseding Settlement Agreement,
12 the Settlement provides substantial benefits to the Class members. Among other terms, the
13 settlement provides for substantial cash payments to Class members who suffered compensable
14 damages in connection with their trading in the June Contract during the Class Period. The
15 Settlement was negotiated based upon the exclusion from the Class of those persons who had
16 previously opted out.

17 15. Ultimately, the final settlement terms reflect the realities of PIMCO's desire to
18 avoid the uncertainties associated with a jury trial and to focus on its business, while providing fair
19 compensation to the Class. The cash payments to Class members are substantial, and the Class
20 benefits substantially by avoiding years of potential uncertainty from litigation proceedings and/or
21 appeals that would likely ensue absent a settlement, with uncertain results, and extraordinary fiscal
22 costs to the Parties.

23 16. In light of the daunting and sophisticated factual, legal, damages, and financial
24 issues involved and the significant time to litigate and negotiate this resolution, I view the total
25 settlement in large part as a testament to the abilities and efforts of a highly talented and
26 committed group of counsel and dedicated principals on both sides. I can state that each
27 settlement term represents a heavily negotiated and arm's-length compromise of disputed claims
28 among experienced and able counsel.

17. Based on my experience as a mediator, and my specific experiences in overseeing the complicated negotiation process in this case, I believe that the total of approximately $118,750,000, including attorneys' fees and all Class and other expenses, proposed for the Class through the Settlement is fair, reasonable and adequate. There is meaningful monetary consideration flowing to the Class members, with due recognition to the complexity of the facts and legal contentions at issue, the risk presented by PIMCO's substantial arguments that Plaintiffs could lose, and a real threat of years of litigation and appeals. I believe that the Settlement represents the highest settlement amount that the Plaintiffs could have achieved at this time.

18. Although clearly an issue for the Court to decide, in my view, there is no need for a second opt-out period in light of the prior opt-out opportunity already given.I have particularly considered the protracted nature of this litigation and the benefits to the Class of this settlement balanced against the background of the downside risks Plaintiffs faced from continued litigation. Class members were given the opportunity to exclude themselves from the Class after Plaintiffs' initial motion for Class Certification was granted, with a deadline for exclusion of December 1, 2009. The deadline to make their decision has passed, and only ten members of the Class chose to opt out, confirming the confidence of the Class generally with the representation of Lead and Class Counsel, which I consider to be well justified. If any Class members wished to control the prosecution or settlement of their own claims, they could have opted out or sought to intervene then. The opt-out provisions in the previously mailed notice regarding the Court's certification of the Class clearly advised Class members of their right to opt out of the Class and the procedure to invoke that right. The notice made clear that if Class members decided to remain in the Class, they would be "bound by any resolution of the claims or judgment in this litigation, whether favorable or unfavorable to Plaintiffs and the Class," thus clearly notifying Class members that they would be bound by any "resolution of the claims," like this settlement, *or* by a prospective "judgment in this litigation" in the event that the litigation did not settle. Furthermore, because Class members were already given an opportunity to exclude themselves from the Class, it is in my view, although it is clearly an issue for the Court to decide, appropriate to require that any objector seeking to request a second opportunity to opt out of the class must provide substantially

1 all the information requested in the Class Notice and identified in the Settlement Agreement and
2 Exhibits. This requirement is critical to permit effectuation of the parties' reasonable
3 compromises, which represent essential terms on which the Settlement is premised, regarding
4 refunds from the Settlement Fund or Termination in the unexpected event that opt-outs are
5 permitted.

6 19. An important part of my analysis concerned the parties' expert reports about the
7 alleged price artificiality and the parties' arguments about price impact (including Defendants'
8 arguments that the CFTC found that aberrational exogenous market factors caused the price
9 increases in the June 2005 Contract). Thereafter, the Defendants' motion to exclude on *Daubert*
10 grounds the Plaintiffs' alleged price artificiality numbers was denied. Based upon my foregoing
11 analysis as well as my familiarity with how this Settlement was negotiated, the proposed Plan of
12 Allocation is fair and reasonable in each respect. This specifically includes its adjustment
13 providing that, if a Class member's liquidations on both May 24 and May 25, 2005, resulted in
14 more artificiality paid than was received on the opening transactions, then the resulting net alleged
15 artificiality be enhanced by 15 %.

16 20. In sum, this case involved exemplary work by counsel on both sides. It was a very
17 high risk case for plaintiffs to bring, raising daunting damages and economic liability issues.
18 Therefore, based on my knowledge of the Action, all of the materials provided to me, the
19 extensive efforts of skillful advocacy and arm's-length bargaining of counsel, the intensity of the
20 negotiations, the litigation risks, and the benefits reached in the proposed Settlement I believe that
21 it is a fair, reasonable, and adequate settlement of all of the claims against Defendants, and I
22 respectfully recommend that it be approved by this Court.

23 I declare under penalty of perjury under the laws of the State of California that the
24 foregoing is true and correct. Executed on this 21 day of January, 2011.

25
26 

27 Judge Daniel H. Weinstein (Ret.)

28